UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Quarterly Information- ITR

At June 30, 2022 and report on review of Quarterly Information

(A free translation of the original in Portuguese)

INDEX

PETROBRAS

2

Petróleo Brasileiro S.A. – Petrobras Parent Company Interim Accounting Information / Statement of Financial Position - Assets (R$ Thousand)

Account Code	Account Description	06.30.2022	12.31.2021
1	Total Assets	1,257,122,000	1,248,196,000
1.01	Current Assets	211,355,000	170,555,000
1.01.01	Cash and Cash Equivalents	2,554,000	2,930,000
1.01.02	Marketable Securities	3,856,000	3,630,000
1.01.03	Trade and Other Receivables	113,027,000	100,110,000
1.01.04	Inventories	44,553,000	33,906,000
1.01.06	Recoverable Taxes	5,957,000	6,368,000
1.01.06.01	Current Recoverable Taxes	5,957,000	6,368,000
1.01.06.01.01	Recoverable Income Taxes	567,000	526,000
1.01.06.01.02	Other Recoverable Taxes	5,390,000	5,842,000
1.01.08	Other Current Assets	41,408,000	23,611,000
1.01.08.01	Non-Current Assets Held for Sale	29,067,000	13,142,000
1.01.08.03	Others	12,341,000	10,469,000
1.01.08.03.03	Others	12,341,000	10,469,000
1.02	Non-Current Assets	1,045,767,000	1,077,641,000
1.02.01	Long-Term Receivables	80,708,000	73,779,000
1.02.01.03	Marketable Securities Measured at Amortized Cost	257,000	247,000
1.02.01.04	Trade and Other Receivables	8,762,000	8,450,000
1.02.01.07	Deferred Taxes	18,660,000	17,845,000
1.02.01.07.02	Deferred Taxes and Contributions	18,660,000	17,845,000
1.02.01.10	Other Non-Current Assets	53,029,000	47,237,000
1.02.01.10.04	Judicial Deposits	50,463,000	44,543,000
1.02.01.10.05	Other Assets	2,566,000	2,694,000
1.02.02	Investments	264,052,000	269,825,000
1.02.03	Property, Plant and Equipment	684,117,000	717,355,000
1.02.04	Intangible Assets	16,890,000	16,682,000

3

Petróleo Brasileiro S.A. – Petrobras Parent Company Interim Accounting Information / Statement of Financial Position - Liabilities (R$ Thousand)

Account Code	Account Description	06.30.2022	12.31.2021
2	Total Liabilities	1,257,122,000	1,248,196,000
2.01	Current Liabilities	301,107,000	269,989,000
2.01.01	Payroll, Profit Sharing and Related Charges	6,216,000	7,655,000
2.01.02	Trade Payables	31,690,000	32,734,000
2.01.03	Taxes Obligations	7,952,000	3,599,000
2.01.03.01	Federal Taxes Obligations	7,952,000	3,599,000
2.01.03.01.01	Income Tax and Social Contribution Payable	7,952,000	3,599,000
2.01.04	Current Debt and Finance Lease Obligations	181,866,000	187,005,000
2.01.04.01	Current Debt	153,523,000	155,461,000
2.01.04.03	Lease Obligations	28,343,000	31,544,000
2.01.05	Other Liabilities	60,304,000	30,767,000
2.01.05.02	Others	60,304,000	30,767,000
2.01.05.02.01	Dividends and Interest on Capital Payable	24,233,000	0
2.01.05.02.04	Other Taxes Payable	19,389,000	22,022,000
2.01.05.02.06	Other liabilities	16,682,000	8,745,000
2.01.06	Provisions	3,696,000	3,578,000
2.01.06.02	Other Provisions	3,696,000	3,578,000
2.01.06.02.04	Pension and Medical Benefits	3,696,000	3,578,000
2.01.07	Liabilities Associated with Non-Current Assets Held for Sale and Discontinued	9,383,000	4,651,000
2.01.07.01	Liabilities Associated with Non-Current Assets Held for Sale	9,383,000	4,651,000
2.02	Non-Current Liabilities	545,470,000	590,878,000
2.02.01	Non-Current Debt and Finance Lease Obligations	351,462,000	413,637,000
2.02.01.01	Non-Current Debt	253,443,000	306,944,000
2.02.01.03	Lease Obligations	98,019,000	106,693,000
2.02.02	Other Liabilities	1,585,000	1,637,000
2.02.02.02	Others	1,585,000	1,637,000
2.02.02.02.03	Income Tax and Social Contribution	1,585,000	1,637,000
2.02.03	Deferred Taxes	44,146,000	14,807,000
2.02.03.01	Deferred Taxes	44,146,000	14,807,000
2.02.04	Provisions	148,277,000	160,797,000
2.02.04.01	Provisions for Tax Social Security, Labor and Civil Lawsuits	11,990,000	10,382,000
2.02.04.02	Other Provisions	136,287,000	150,415,000
2.02.04.02.04	Pension and Medical Benefits	45,082,000	50,773,000
2.02.04.02.05	Provision for Decommissioning Costs	80,567,000	86,713,000
2.02.04.02.06	Employee Benefits	532,000	803,000
2.02.04.02.07	Other liabilities	10,106,000	12,126,000
2.03	Shareholders' Equity	410,545,000	387,329,000
2.03.01	Share Capital	205,432,000	205,432,000
2.03.02	Capital Reserves	3,318,000	3,313,000
2.03.04	Profit Reserves	177,039,000	164,028,000
2.03.08	Other Comprehensive Income	24,756,000	14,556,000

4

Petróleo Brasileiro S.A. – Petrobras Parent Company Interim Accounting Information / Statement of Income (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Quarter 04/01/2022 to 06/30/2022	Accumulated of the Current Year 01/01/2022 to 06/30/2022	Accumulated of the Previous Quarter 04/01/2021 to 06/30/2021	Accumulated of the Previous Year 01/01/2021 to 06/30/2021
3.01	Sales Revenues	162,738,000	297,186,000	106,044,000	194,860,000
3.02	Cost of Sales	-71,069,000	-136,906,000	-54,170,000	-100,200,000
3.03	Gross Profit	91,669,000	160,280,000	51,874,000	94,660,000
3.04	Operating Expenses / Income	5,689,000	2,579,000	-3,858,000	-11,710,000
3.04.01	Selling Expenses	-7,121,000	-13,638,000	-6,116,000	-11,531,000
3.04.02	General and Administrative Expenses	-1,277,000	-2,519,000	-1,048,000	-2,268,000
3.04.05	Other Operating Expenses	8,842,000	6,278,000	-3,021,000	-7,133,000
3.04.05.01	Other Taxes	-396,000	-667,000	-194,000	-662,000
3.04.05.02	Research and Development Expenses	-1,080,000	-2,161,000	-775,000	-1,414,000
3.04.05.03	Exploration Costs	73,000	-333,000	-999,000	-2,192,000
3.04.05.05	Other Operating Expenses, Net	11,052,000	10,236,000	-556,000	-1,679,000
3.04.05.07	Impairment of Assets / Reversals (Charges)	-807,000	-797,000	-497,000	-1,186,000
3.04.06	Share of Profit / Gains on Interest in Equity-Accounted Investments	5,245,000	12,458,000	6,327,000	9,222,000
3.05	Net Income Before Financial Results and Income Taxes	97,358,000	162,859,000	48,016,000	82,950,000
3.06	Finance Income (Expenses), Net	-18,180,000	-16,819,000	13,927,000	-18,549,000
3.06.01	Finance Income	3,123,000	4,754,000	722,000	1,189,000
3.06.01.01	Finance Income	3,123,000	4,754,000	722,000	1,189,000
3.06.02	Finance Expenses	-21,303,000	-21,573,000	13,205,000	-19,738,000
3.06.02.01	Finance Expenses	-6,694,000	-13,435,000	-7,535,000	-15,190,000
3.06.02.02	Foreign Exchange and Inflation Indexation Charges, Net	-14,609,000	-8,138,000	20,740,000	-4,548,000
3.07	Net Income Before Income Taxes	79,178,000	146,040,000	61,943,000	64,401,000
3.08	Income Tax and Social Contribution	-24,848,000	-47,149,000	-19,088,000	-20,379,000
3.08.01	Current	-24,639,000	-37,153,000	0	0
3.08.02	Deferred	-209,000	-9,996,000	-19,088,000	-20,379,000
3.09	Net Income from Continuing Operations	54,330,000	98,891,000	42,855,000	44,022,000
3.11	Income / (Loss) for the Period	54,330,000	98,891,000	42,855,000	44,022,000
3.99.01	Income per Share
3.99.01.01	Ordinary Shares	4,16	7,58	3,28	3,37
3.99.01.02	Preferred Shares	4,16	7,58	3,28	3,37
3.99.02	Diluted Income per Share
3.99.02.01	Ordinary Shares	4,16	7,58	3,28	3,37
3.99.02.02	Preferred Shares	4,16	7,58	3,28	3,37

5

Petróleo Brasileiro S.A. – Petrobras Parent Company Interim Accounting Information / Statement of Comprehensive Income (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Quarter 04/01/2022 to 06/30/2022	Accumulated of the Current Year 01/01/2022 to 06/30/2022	Accumulated of the Previous Quarter 04/01/2021 to 06/30/2021	Accumulated of the Previous Year 01/01/2021 to 06/30/2021
4.01	Net Income for the Period	54,330,000	98,891,000	42,855,000	44,022,000
4.02	Other Comprehensive Income	7,896,000	10,200,000	5,663,000	13,197,000
4.02.01	Actuarial Gains / (Losses) on Defined Benefits Plans	0	0	8,654,000	8,654,000
4.02.02	Deferred Income Tax and Social Contribution on Actuarial Gains / (Losses) on Defined Benefits Plans	0	0	-2,942,000	-2,942,000
4.02.03	Translation Adjustments in Investees	26,222,000	-17,074,000	-33,773,000	-9,488,000
4.02.07	Unrealized Gains / (Losses) on Cash Flow Hedge - Recognized in Shareholders' Equity	-32,407,000	27,501,000	42,714,000	12,193,000
4.02.08	Unrealized Gains / (Losses) on Cash Flow Hedge - Reclassified to Profit and Loss	5,155,000	12,376,000	6,331,000	12,234,000
4.02.09	Deferred Income Tax and Social Contribution on Cash Flow Hedge	9,266,000	-13,558,000	-16,675,000	-8,305,000
4.02.10	Share of Other Comprehensive Income of Equity-Accounted Investments	-340,000	955,000	1,354,000	851,000
4.03	Total Comprehensive Income for the Period	62,226,000	109,091,000	48,518,000	57,219,000

6

Petróleo Brasileiro S.A. – Petrobras Parent Company Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2022 to 06/30/2022 (R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity
5.01	Balance at the Beginning of the Period	205,432,000	3,313,000	164,028,000	0	14,556,000	387,329,000
5.03	Adjusted Opening Balance	205,432,000	3,313,000	164,028,000	0	14,556,000	387,329,000
5.04	Capital Transactions with Owners	0	5,000	-44,842,000	-41,038,000	0	-85,875,000
5.04.06	Dividends	0	0	-44,842,000	-41,038,000	0	-85,880,000
5.04.08	Change in Interest in Subsidiaries	0	5,000	0	0	0	5,000
5.05	Total of Comprehensive Income	0	0	0	98,891,000	10,200,000	109,091,000
5.05.01	Net Income for the Period	0	0	0	98,891,000	0	98,891,000
5.05.02	Other Comprehensive Income	0	0	0	0	10,200,000	10,200,000
5.07	Balance at the End of the Period	205,432,000	3,318,000	119,186,000	57,853,000	24,756,000	410,545,000

7

Petróleo Brasileiro S.A. – Petrobras Parent Company Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2021 to 06/30/2021 (R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity
5.01	Balance at the Beginning of the Period	205,432,000	2,665,000	127,296,000	0	-26,983,000	308,410,000
5.03	Adjusted Opening Balance	205,432,000	2,665,000	127,296,000	0	-26,983,000	308,410,000
5.04	Capital Transactions with Owners	0	-3,716,000	-5,861,000	0	0	-9,577,000
5.04.06	Dividends	0	0	-5,861,000	0	0	-5,861,000
5.04.08	Change in Interest in Subsidiaries	0	-3,716,000	0	0	0	-3,716,000
5.05	Total of Comprehensive Income	0	0	0	44,022,000	13,197,000	57,219,000
5.05.01	Net Income for the Period	0	0	0	44,022,000	0	44,022,000
5.05.02	Other Comprehensive Income	0	0	0	0	13,197,000	13,197,000
5.07	Balance at the End of the Period	205,432,000	-1,051,000	121,435,000	44,022,000	-13,786,000	356,052,000

b

8

Petróleo Brasileiro S.A. – Petrobras Parent Company Interim Accounting Information / Statement of Cash Flows – Indirect Method (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2022 to 06/30/2022	Accumulated of the Previous Year 01/01/2021 to 06/30/2021
6.01	Net cash provided by operating activities	71,822,000	60,295,000
6.01.01	Cash provided by operating activities	133,496,000	107,070,000
6.01.01.01	Net Income for the period	98,891,000	44,022,000
6.01.01.02	Pension and medical benefits (actuarial expense)	3,136,000	3,306,000
6.01.01.03	Results in equity-accounted investments	-12,458,000	-9,222,000
6.01.01.04	Depreciation, depletion and amortization	35,167,000	32,950,000
6.01.01.05	Impairment of assets (reversal)	797,000	1,186,000
6.01.01.06	Exploratory expenditures write-offs	183,000	1,036,000
6.01.01.08	Foreign exchange, indexation and finance charges	16,570,000	18,321,000
6.01.01.09	Deferred income taxes, net	9,996,000	20,379,000
6.01.01.10	Allowance (reversals) for expected credit losses	216,000	10,000
6.01.01.13	Revision and unwinding of discount on the provision for decommissioning costs	1,487,000	2,078,000
6.01.01.16	Results from co-participation agreements in bid areas	-14,243,000	0
6.01.01.17	Disposal/write-offs of assets, remeasurement of investment retained with loss of control and reclassification of CTA	-4,212,000	-1,133,000
6.01.01.18	PIS and COFINS recovery - exclusion of ICMS (VAT tax) from the basis of calculation	-11,000	-4,588,000
6.01.01.19	Early termination and cash outflows revision of lease agreements	-2,023,000	-1,275,000
6.01.02	Decrease / (increase) in assets / increase/ (decrease) in liabilities	-61,674,000	-46,775,000
6.01.02.01	Trade and other receivables, net	-43,437,000	-26,510,000
6.01.02.02	Inventories	-10,764,000	-6,277,000
6.01.02.03	Judicial deposits	-4,027,000	-2,357,000
6.01.02.05	Other assets	-2,070,000	-2,242,000
6.01.02.06	Trade payables	83,000	-10,250,000
6.01.02.07	Other taxes payable	31,939,000	12,234,000
6.01.02.08	Pension and medical benefits	-8,713,000	-8,756,000
6.01.02.09	Provisions for legal proceedings	1,608,000	27,000
6.01.02.10	Short-term benefits	-1,705,000	-1,173,000
6.01.02.11	Income tax and social contribution paid	-25,071,000	-69,000
6.01.02.12	Provision for Decommissioning Costs	-1,424,000	-1,740,000
6.01.02.14	Other liabilities	1,907,000	338,000
6.02	Net cash used in investing activities	5,427,000	-91,137,000
6.02.01	Acquisition of PP&E and intangibles assets	-20,015,000	-49,799,000
6.02.02	Decrease (increase) in investments in investees	-82,000	1,945,000
6.02.03	Proceeds from disposal of assets - Divestment	16,970,000	3,054,000
6.02.04	Divestment (investment) in marketable securities	-17,783,000	-48,794,000
6.02.05	Dividends received	1,506,000	2,457,000
6.02.08	Financial compensation for Co-participation Agreement	24,831,000	0
6.03	Net cash used in financing activities	-77,625,000	28,019,000
6.03.02	Proceeds from financing	43,654,000	123,943,000
6.03.03	Repayment of principal - finance debt	-35,586,000	-55,391,000
6.03.04	Repayment of interest - finance debt	-9,506,000	-14,002,000
6.03.05	Dividends paid to shareholders of Petrobras	-62,029,000	-10,282,000
6.03.08	Settlement of lease liabilities	-14,158,000	-16,249,000
6.05	Net increase/ (decrease) in cash and cash equivalents	-376,000	-2,823,000
6.05.01	Cash and cash equivalents at the beginning of the year	2,930,000	5,180,000
6.05.02	Cash and cash equivalents at the end of the period	2,554,000	2,357,000

9

Petróleo Brasileiro S.A. – Petrobras Parent Company Interim Accounting Information / Statement of Added Value (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2022 to 06/30/2022	Accumulated of the Previous Year 01/01/2021 to 06/30/2021
7.01	Sales Revenues	395,557,000	264,050,000
7.01.01	Sales of Goods and Services	358,045,000	242,757,000
7.01.02	Other Revenues	20,927,000	6,775,000
7.01.03	Revenues Related to the Construction of Assets to be Used in Own Operations	16,801,000	14,528,000
7.01.04	Allowance for expected credit losses	-216,000	-10,000
7.02	Inputs Acquired from Third Parties	-109,255,000	-81,310,000
7.02.01	Cost of Sales	-62,277,000	-39,123,000
7.02.02	Materials, Power, Third-Party Services and Other Operating Expenses	-23,038,000	-23,644,000
7.02.03	Impairment Charges / Reversals of Assets	-797,000	-1,186,000
7.02.04	Others	-23,143,000	-17,357,000
7.02.04.01	Tax Credits on Inputs Acquired from Third Parties	-23,143,000	-17,357,000
7.03	Gross Added Value	286,302,000	182,740,000
7.04	Retentions	-38,684,000	-35,671,000
7.04.01	Depreciation, Amortization and Depletion	-38,684,000	-35,671,000
7.05	Net Added Value Produced	247,618,000	147,069,000
7.06	Transferred Added Value	20,052,000	16,018,000
7.06.01	Share of Profit of Equity-Accounted Investments	12,458,000	9,222,000
7.06.02	Finance Income	4,754,000	1,189,000
7.06.03	Others	2,840,000	5,607,000
7.06.03.01	Rentals, royalties and others	2,840,000	1,019,000
7.06.03.03	PIS and COFINS recovery - exclusion of ICMS (VAT tax) from the basis of calculation	0	4,588,000
7.07	Total Added Value to be Distributed	267,670,000	163,087,000
7.08	Distribution of Added Value	267,670,000	163,087,000
7.08.01	Employee Compensation	12,557,000	12,193,000
7.08.01.01	Salaries	8,016,000	7,487,000
7.08.01.02	Fringe Benefits	4,090,000	4,283,000
7.08.01.03	Unemployment Benefits (FGTS)	451,000	423,000
7.08.02	Taxes and Contributions	128,507,000	79,803,000
7.08.02.01	Federal	104,058,000	63,296,000
7.08.02.02	State	24,275,000	16,435,000
7.08.02.03	Municipal	174,000	72,000
7.08.03	Return on Third-Party Capital	27,715,000	27,069,000
7.08.03.01	Interest	24,227,000	24,601,000
7.08.03.02	Rental Expenses	3,488,000	2,468,000
7.08.04	Return on Shareholders' Equity	98,891,000	44,022,000
7.08.04.01	Interest on Capital	5,633,000	0
7.08.04.02	Dividends	35,405,000	0
7.08.04.03	Retained Earnings / (Losses) for the Period	57,853,000	44,022,000

10

Petróleo Brasileiro S.A. – Petrobras Consolidated Interim Accounting Information / Statement of Financial Position - Assets (R$ Thousand)

Account Code	Account Description	06.30.2022	12.31.2021
1	Total Assets	1,004,754,000	972,951,000
1.01	Current Assets	224,785,000	168,247,000
1.01.01	Cash and Cash Equivalents	85,311,000	58,410,000
1.01.02	Marketable Securities	14,957,000	3,630,000
1.01.03	Trade and Other Receivables	26,443,000	35,538,000
1.01.04	Inventories	49,822,000	40,486,000
1.01.06	Recoverable Taxes	6,676,000	7,511,000
1.01.06.01	Current Recoverable Taxes	6,676,000	7,511,000
1.01.06.01.01	Recoverable Income Taxes	744,000	911,000
1.01.06.01.02	Other Recoverable Taxes	5,932,000	6,600,000
1.01.08	Other Current Assets	41,576,000	22,672,000
1.01.08.01	Non-Current Assets Held for Sale	30,340,000	13,895,000
1.01.08.03	Others	11,236,000	8,777,000
1.01.08.03.03	Others	11,236,000	8,777,000
1.02	Non-Current Assets	779,969,000	804,704,000
1.02.01	Long-Term Receivables	86,511,000	79,992,000
1.02.01.03	Marketable Securities measured at amortized cost	257,000	247,000
1.02.01.04	Trade and Other Receivables	10,379,000	10,603,000
1.02.01.07	Deferred Taxes	21,978,000	21,568,000
1.02.01.07.01	Deferred Income Tax and Social Contribution	2,869,000	3,371,000
1.02.01.07.02	Deferred Taxes and Contributions	19,109,000	18,197,000
1.02.01.10	Other Non-Current Assets	53,897,000	47,574,000
1.02.01.10.04	Judicial Deposits	50,894,000	44,858,000
1.02.01.10.05	Other Assets	3,003,000	2,716,000
1.02.02	Investments	8,993,000	8,427,000
1.02.03	Property, Plant and Equipment	667,423,000	699,406,000
1.02.04	Intangible Assets	17,042,000	16,879,000

11

Petróleo Brasileiro S.A. – Petrobras Consolidated Interim Accounting Information / Statement of Financial Position - Liabilities (R$ Thousand) b

Account Code	Account Description	06.30.2022	12.31.2021
2	Total Liabilities	1,004,754,000	972,951,000
2.01	Current Liabilities	171,157,000	134,913,000
2.01.01	Payroll, Profit Sharing and Related Charges	6,814,000	8,335,000
2.01.02	Trade Payables	28,954,000	30,597,000
2.01.03	Taxes Obligations	10,065,000	4,089,000
2.01.03.01	Federal Taxes Obligations	10,065,000	4,089,000
2.01.03.01.01	Income Tax and Social Contribution Payable	10,065,000	4,089,000
2.01.04	Current Debt and Lease Obligations	48,923,000	50,631,000
2.01.04.01	Current Debt	21,560,000	20,316,000
2.01.04.03	Lease Obligations	27,363,000	30,315,000
2.01.05	Other Liabilities	63,158,000	32,789,000
2.01.05.02	Others	63,158,000	32,789,000
2.01.05.02.01	Dividends and Interest on Capital Payable	24,269,000	0
2.01.05.02.04	Other Taxes Payable	19,822,000	22,325,000
2.01.05.02.06	Other liabilities	19,067,000	10,464,000
2.01.06	Provisions	3,697,000	3,632,000
2.01.06.02	Other Provisions	3,697,000	3,632,000
2.01.06.02.04	Pension and Medical Benefits	3,697,000	3,632,000
2.01.07	Liabilities Associated with Non-Current Assets Held for Sale and Discontinued	9,546,000	4,840,000
2.01.07.01	Liabilities Associated with Non-Current Assets Held for Sale	9,546,000	4,840,000
2.02	Non-Current Liabilities	420,745,000	448,457,000
2.02.01	Non-Current Debt and Finance Lease Obligations	231,714,000	277,187,000
2.02.01.01	Non-Current Debt	141,084,000	178,908,000
2.02.01.03	Lease Obligations	90,630,000	98,279,000
2.02.02	Other Liabilities	1,626,000	1,676,000
2.02.02.02	Others	1,626,000	1,676,000
2.02.02.02.03	Income Tax and Social Contribution	1,626,000	1,676,000
2.02.03	Deferred Taxes	36,115,000	6,857,000
2.02.03.01	Deferred Taxes	36,115,000	6,857,000
2.02.04	Provisions	151,290,000	162,737,000
2.02.04.01	Provisions for Tax Social Security, Labor and Civil Lawsuits	12,926,000	11,263,000
2.02.04.02	Other Provisions	138,364,000	151,474,000
2.02.04.02.04	Pension and Medical Benefits	45,872,000	51,498,000
2.02.04.02.05	Provision for Decommissioning Costs	81,053,000	87,160,000
2.02.04.02.06	Employee Benefits	542,000	812,000
2.02.04.02.07	Other liabilities	10,897,000	12,004,000
2.03	Shareholders' Equity	412,852,000	389,581,000
2.03.01	Share Capital	205,432,000	205,432,000
2.03.02	Capital Reserves	3,102,000	3,097,000
2.03.04	Profit Reserves	177,255,000	164,244,000
2.03.08	Other Comprehensive Income	24,756,000	14,556,000
2.03.09	Non-controlling interests	2,307,000	2,252,000

12

Petróleo Brasileiro S.A. – Petrobras Consolidated Interim Accounting Information / Statement of Income (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Quarter 04/01/2022 to 06/30/2022	Accumulated of the Current Year 01/01/2022 to 06/30/2022	Accumulated of the Previous Quarter 04/01/2021 to 06/30/2021	Accumulated of the Previous Year 01/01/2021 to 06/30/2021
3.01	Sales Revenues	170,960,000	312,601,000	110,710,000	196,884,000
3.02	Cost of Sales	-75,099,000	-141,974,000	-53,705,000	-95,846,000
3.03	Gross Profit	95,861,000	170,627,000	57,005,000	101,038,000
3.04	Operating Expenses / Income	573,000	-8,795,000	-4,824,000	-14,953,000
3.04.01	Selling Expenses	-6,136,000	-12,295,000	-5,742,000	-10,940,000
3.04.02	General and Administrative Expenses	-1,589,000	-3,148,000	-1,371,000	-2,867,000
3.04.05	Other Operating Expenses	8,352,000	4,886,000	-3,016,000	-7,470,000
3.04.05.01	Other Taxes	-455,000	-766,000	-261,000	-842,000
3.04.05.02	Research and Development Expenses	-1,080,000	-2,161,000	-775,000	-1,414,000
3.04.05.03	Exploration Costs	-196,000	-604,000	-1,005,000	-2,201,000
3.04.05.05	Other Operating Expenses, Net	10,930,000	9,260,000	-478,000	-2,008,000
3.04.05.07	Impairment of Assets / Reversals (Charges)	-847,000	-843,000	-497,000	-1,005,000
3.04.06	Share of Profit / Gains on Interest in Equity-Accounted Investments	-54,000	1,762,000	5,305,000	6,324,000
3.05	Net Income Before Financial Results and Income Taxes	96,434,000	161,832,000	52,181,000	86,085,000
3.06	Finance Income (Expenses), Net	-15,757,000	-12,774,000	10,776,000	-19,972,000
3.06.01	Finance Income	3,054,000	4,414,000	1,109,000	1,785,000
3.06.01.01	Finance Income	3,054,000	4,414,000	1,109,000	1,785,000
3.06.02	Finance Expenses	-18,811,000	-17,188,000	9,667,000	-21,757,000
3.06.02.01	Finance Expenses	-4,691,000	-8,660,000	-9,871,000	-16,484,000
3.06.02.02	Foreign Exchange and Inflation Indexation Charges, Net	-14,120,000	-8,528,000	19,538,000	-5,273,000
3.07	Net Income Before Income Taxes	80,677,000	149,058,000	62,957,000	66,113,000
3.08	Income Tax and Social Contribution	-26,193,000	-49,791,000	-19,916,000	-21,796,000
3.08.01	Current	-26,057,000	-39,520,000	-520,000	-1,169,000
3.08.02	Deferred	-136,000	-10,271,000	-19,396,000	-20,627,000
3.09	Net Income from Continuing Operations	54,484,000	99,267,000	43,041,000	44,317,000
3.11	Income / (Loss) for the Period	54,484,000	99,267,000	43,041,000	44,317,000
3.11.01	Attributable to Shareholders of Petrobras	54,330,000	98,891,000	42,855,000	44,022,000
3.11.02	Attributable to Non-Controlling Interests	154,000	376,000	186,000	295,000
3.99.01	Income per Share
3.99.01.01	Ordinary Shares	4.16	7.58	3.28	3.37
3.99.01.02	Preferred Shares	4.16	7.58	3.28	3.37
3.99.02	Diluted Income per Share
3.99.02.01	Ordinary Shares	4.16	7.58	3.28	3.37
3.99.02.02	Preferred Shares	4.16	7.58	3.28	3.37

13

Petróleo Brasileiro S.A. – Petrobras Consolidated Interim Accounting Information / Statement of Comprehensive Income (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Quarter 04/01/2022 to 06/30/2022	Accumulated of the Current Year 01/01/2022 to 06/30/2022	Accumulated of the Previous Quarter 04/01/2021 to 06/30/2021	Accumulated of the Previous Year 01/01/2021 to 06/30/2021
4.01	Net Income for the Period	54,484,000	99,267,000	43,041,000	44,317,000
4.02	Other Comprehensive Income	7,898,000	10,198,000	5,119,000	13,044,000
4.02.01	Actuarial Gains (Losses) on Post-employment Defined Benefits Plans	0	0	8,661,000	8,646,000
4.02.02	Deferred Income Tax and Social Contribution on Actuarial Gains / (Losses) on Defined Benefits Plans	0	0	-2,942,000	-2,942,000
4.02.03	Translation Adjustments in Investees	26,224,000	-17,076,000	-34,317,000	-9,641,000
4.02.07	Unrealized Gains / (Losses) on Cash Flow Hedge - Recognized in Shareholders' Equity	-32,407,000	27,501,000	42,714,000	12,193,000
4.02.08	Unrealized Gains / (Losses) on Cash Flow Hedge - Reclassified to Profit and Loss	5,442,000	12,663,000	6,333,000	12,427,000
4.02.09	Deferred Income Tax and Social Contribution on Cash Flow Hedge	9,168,000	-13,656,000	-16,676,000	-8,371,000
4.02.10	Share of Other Comprehensive Income of Equity-Accounted Investments	-529,000	766,000	1,346,000	732,000
4.03	Total Comprehensive Income for the Period	62,382,000	109,465,000	48,160,000	57,361,000
4.03.01	Attributable to Shareholders of Petrobras	62,226,000	109,091,000	48,518,000	57,219,000
4.03.02	Attributable to Non-controlling Interests	156,000	374,000	-358,000	142,000

14

Petróleo Brasileiro S.A. – Petrobras Consolidated Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2022 to 06/30/2022 (R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity	Non-controlling interest	Shareholders' Equity Consolidated
5.01	Balance at the Beginning of the Period	205,432,000	3,313,000	164,028,000	0	14,556,000	387,329,000	2,252,000	389,581,000
5.03	Adjusted Opening Balance	205,432,000	3,313,000	164,028,000	0	14,556,000	387,329,000	2,252,000	389,581,000
5.04	Capital Transactions with Owners	0	5,000	-44,842,000	-41,038,000	0	-85,875,000	-319,000	-86,194,000
5.04.06	Dividends	0	0	-44,842,000	-41,038,000	0	-85,880,000	-223,000	-86,103,000
5.04.08	Capital Transactions	0	5,000	0	0	0	5,000	-96,000	-91,000
5.05	Capital Transactions	0	0	0	98,891,000	10,200,000	109,091,000	374,000	109,465,000
5.05.01	Net Income for the Period	0	0	0	98,891,000	0	98,891,000	376,000	99,267,000
5.05.02	Other Comprehensive Income	0	0	0	0	10,200,000	10,200,000	-2,000	10,198,000
5.07	Balance at the End of the Period	205,432,000	3,318,000	119,186,000	57,853,000	24,756,000	410,545,000	2,307,000	412,852,000

15

Petróleo Brasileiro S.A. – Petrobras Consolidated Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2021 to 06/30/2021 (R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity	Non-controlling interest	Shareholders' Equity Consolidated
5.01	Balance at the Beginning of the Period	205,432,000	2,665,000	127,296,000	0	-26,983,000	308,410,000	2,740,000	311,150,000
5.03	Adjusted Opening Balance	205,432,000	2,665,000	127,296,000	0	-26,983,000	308,410,000	2,740,000	311,150,000
5.04	Capital Transactions with Owners	0	-3,716,000	-5,861,000	0	0	-9,577,000	3,456,000	-6,121,000
5.04.01	Capital Increases	0	0	0	0	0	0	11,000	11,000
5.04.06	Dividends	0	0	-5,861,000	0	0	-5,861,000	-204,000	-6,065,000
5.04.08	Capital Transactions	0	-3,716,000	0	0	0	-3,716,000	3,649,000	-67,000
5.05	Total of Comprehensive Income	0	0	0	44,022,000	13,197,000	57,219,000	142,000	57,361,000
5.05.01	Net Income for the Period	0	0	0	44,022,000	0	44,022,000	295,000	44,317,000
5.05.02	Other Comprehensive Income	0	0	0	0	13,197,000	13,197,000	-153,000	13,044,000
5.07	Balance at the End of the Period	205,432,000	-1,051,000	121,435,000	44,022,000	-13,786,000	356,052,000	6,338,000	362,390,000

16

Petróleo Brasileiro S.A. – Petrobras Consolidated Interim Accounting Information / Statement of Cash Flows – Indirect Method (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2022 to 06/30/2022	Accumulated of the Previous Year 01/01/2021 to 06/30/2021
6.01	Net cash provided by operating activities	124,628,000	96,634,000
6.01.01	Cash provided by operating activities	141,186,000	110,286,000
6.01.01.01	Net Income for the period	99,267,000	44,317,000
6.01.01.02	Pension and medical benefits (actuarial expense)	3,210,000	3,434,000
6.01.01.03	Results of equity-accounted investments	-1,762,000	-6,324,000
6.01.01.04	Depreciation, depletion and amortization	33,600,000	30,558,000
6.01.01.05	Impairment of assets (reversal)	843,000	1,005,000
6.01.01.06	Exploratory expenditures write-offs	455,000	1,036,000
6.01.01.08	Foreign exchange, indexation and finance charges	14,178,000	20,142,000
6.01.01.09	Deferred income taxes, net	10,271,000	20,627,000
6.01.01.10	Allowance (reversals) for expected credit losses	195,000	-46,000
6.01.01.11	Inventory write-down (write-back) to net realizable value	15,000	-5,000
6.01.01.13	Revision and unwinding of discount on the provision for decommissioning costs	1,497,000	2,091,000
6.01.01.16	Results from co-participation agreements in bid areas	-14,243,000	0
6.01.01.17	Disposal/write-offs of assets, remeasurement of investment retained with loss of control and reclassification of CTA	-4,300,000	-437,000
6.01.01.18	PIS and COFINS recovery - exclusion of ICMS (VAT tax) from the basis of calculation	-18,000	-4,898,000
6.01.01.19	Early termination and cash outflows revision of lease agreements	-2,022,000	-1,214,000
6.01.02	Decrease / (increase) in assets / increase/ (decrease) in liabilities	-16,558,000	-13,652,000
6.01.02.01	Trade and other receivables, net	247,000	-3,582,000
6.01.02.02	Inventories	-10,252,000	-8,712,000
6.01.02.03	Judicial deposits	-4,143,000	-2,383,000
6.01.02.05	Other assets	-2,965,000	-1,128,000
6.01.02.06	Trade payables	-1,092,000	1,838,000
6.01.02.07	Other taxes payable	34,450,000	12,669,000
6.01.02.08	Pension and medical benefits	-8,721,000	-8,759,000
6.01.02.09	Provisions for legal proceedings	1,687,000	-314,000
6.01.02.10	Short-term benefits	-1,775,000	-1,276,000
6.01.02.11	Income tax and social contribution paid	-25,449,000	-652,000
6.01.02.12	Provision for Decommissioning Costs	-1,424,000	-1,743,000
6.01.02.14	Other liabilities	2,879,000	390,000
6.02	Net cash used in investing activities	11,744,000	-12,614,000
6.02.01	Acquisition of PP&E and intangibles assets	-20,721,000	-16,871,000
6.02.02	Decrease (increase) in investments in assets	-98,000	-60,000
6.02.03	Proceeds from disposal of assets - Divestment	17,055,000	2,728,000
6.02.04	Divestment (investment) in marketable securities	-10,536,000	492,000
6.02.05	Dividends received	1,213,000	1,097,000
6.02.08	Financial compensation for Co-participation Agreement	24,831,000	0
6.03	Net cash used in financing activities	-106,160,000	-96,349,000
6.03.01	Changes in non-controlling interest	-93,000	-66,000
6.03.02	Proceeds from financing	1,645,000	8,469,000
6.03.03	Repayment of principal - finance debt	-27,040,000	-71,898,000
6.03.04	Repayment of interest - finance debt	-4,740,000	-6,787,000
6.03.05	Dividends paid to shareholders of Petrobras	-62,029,000	-10,282,000
6.03.06	Dividends paid to non-controlling interests	-290,000	-212,000
6.03.08	Settlement of lease liabilities	-13,613,000	-15,573,000
6.04	Effect of exchange rate changes on cash and cash equivalents	-3,346,000	529,000
6.05	Net increase/ (decrease) in cash and cash equivalents	26,866,000	-11,800,000
6.05.01	Cash and cash equivalents at the beginning of the year	58,482,000	60,930,000
6.05.02	Cash and cash equivalents at the end of the period	85,348,000	49,130,000

17

Petróleo Brasileiro S.A. – Petrobras Consolidated Interim Accounting Information / Statement of Added Value (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2022 to 06/30/2022	Accumulated of the Previous Year 01/01/2021 to 06/30/2021
7.01	Sales Revenues	413,029,000	270,822,000
7.01.01	Sales of Goods and Services	373,772,000	245,025,000
7.01.02	Other Revenues	22,006,000	9,075,000
7.01.03	Revenues Related to the Construction of Assets to be Used in Own Operations	17,446,000	16,676,000
7.01.04	Allowance for expected credit losses	-195,000	46,000
7.02	Inputs Acquired from Third Parties	-114,396,000	-81,222,000
7.02.01	Cost of Sales	-67,181,000	-38,775,000
7.02.02	Materials, Power, Third-Party Services and Other Operating Expenses	-24,347,000	-25,153,000
7.02.03	Impairment Charges / Reversals of Assets	-843,000	-1,005,000
7.02.04	Others	-22,025,000	-16,289,000
7.02.04.01	Tax Credits on Inputs Acquired from Third Parties	-22,010,000	-16,294,000
7.02.04.02	Inventory Write-Down to Net Realizable Value	-15,000	5,000
7.03	Gross Added Value	298,633,000	189,600,000
7.04	Retentions	-37,117,000	-33,279,000
7.04.01	Depreciation, Amortization and Depletion	-37,117,000	-33,279,000
7.05	Net Added Value Produced	261,516,000	156,321,000
7.06	Transferred Added Value	7,811,000	13,403,000
7.06.01	Share of Profit of Equity-Accounted Investments	1,762,000	6,324,000
7.06.02	Finance Income	4,414,000	1,785,000
7.06.03	Others	1,635,000	5,294,000
7.06.03.01	Rentals, royalties and others	1,635,000	396,000
7.06.03.03	PIS and COFINS recovery - exclusion of ICMS (VAT tax) from the basis of calculation	0	4,898,000
7.07	Total Added Value to be Distributed	269,327,000	169,724,000
7.08	Distribution of Added Value	269,327,000	169,724,000
7.08.01	Employee Compensation	13,809,000	13,513,000
7.08.01.01	Salaries	8,976,000	8,470,000
7.08.01.02	Fringe Benefits	4,334,000	4,570,000
7.08.01.03	Unemployment Benefits (FGTS)	499,000	473,000
7.08.02	Taxes and Contributions	132,922,000	82,915,000
7.08.02.01	Federal	107,816,000	65,892,000
7.08.02.02	State	24,671,000	16,716,000
7.08.02.03	Municipal	435,000	307,000
7.08.03	Return on Third-Party Capital	23,329,000	28,979,000
7.08.03.01	Interest	19,872,000	26,736,000
7.08.03.02	Rental Expenses	3,457,000	2,243,000
7.08.04	Return on Shareholders' Equity	99,267,000	44,317,000
7.08.04.01	Interest on Capital	5,633,000	0
7.08.04.02	Dividends	35,405,000	0
7.08.04.03	Retained Earnings / (Losses) for the Period	57,853,000	44,022,000
7.08.04.04	Non-controlling Interests on Retained Earnings / (Losses)	376,000	295,000

18

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

1.	Basis of preparation

These interim financial statements present the significant changes in the period, avoiding repetition of certain notes to the financial statements previously reported, and present the consolidated information, considering Management’s understanding that it provides a comprehensive view of the Company’s financial position and operational performance, complemented by certain information of the Parent Company. Hence, this interim financial information should be read together with the Company’s audited annual financial statements for the year ended December 31, 2021, which include the full set of notes.

The consolidated and individual interim financial information of the company was prepared and is presented in accordance with the Technical Pronouncement - CPC 21 (R1) - Interim Financial Statements, issued by the Accounting Pronouncements Committee (CPC) and approved by the Securities and Exchange Commission (CVM), and related to IAS 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB). All relevant information pertaining to the financial statements, and only these, are being evidenced, and correspond to those used in the management of the company's Management.

These interim financial statements were approved and authorized for issue by the Company’s Board of Directors in a meeting held on July 28, 2022.

2.	Summary of significant accounting policies

The same accounting policies and methods of computation were followed in these consolidated interim financial statements as those followed in the preparation of the annual financial statements of the Company for the year ended December 31, 2021.

The accounting standards that came into effect on January 1st, 2022 did not have a material effect on these individual and consolidated quarterly information.

Regarding the reform of the reference interest rates (IBOR Reform), the Company continues to monitor the pronouncements of the regulatory authorities, as well as the measures that have been adopted, aimed at adapting the various financial instruments to the new benchmarks. Petrobras and its subsidiaries have debts indexed to Libor (London Interbank Offered Rate), the amount of which corresponds to approximately 33.7% of their financings. Debts indexed to Libor are presented in Note 23.4.

3.	Cash and cash equivalents and Marketable securities
3.1.	Cash and cash equivalents

They include cash, available bank deposits and short-term financial investments with high liquidity, which meet the definition of cash and cash equivalents recommended in accounting practice.

	Consolidated
	06.30.2022	12.31.2021
Cash at bank and in hand	1,212	1,666
Short-term financial investments
- In Brazil
Brazilian interbank deposit rate investment funds and other short-term deposits	31,807	10,885
Other investment funds	1,073	911
	32,880	11,796
- Abroad
Time deposits	32,448	24,050
Automatic investing accounts and interest checking accounts	18,620	20,826
Other financial investments	151	72
	51,219	44,948
Total short-term financial investments	84,099	56,744
Total cash and cash equivalents	85,311	58,410

Short-term financial investments in Brazil primarily consist of investments in funds holding Brazilian Federal Government Bonds that can be redeemed immediately, as well as reverse repurchase agreements that mature within three months as of the date of their acquisition. Short-term financial investments abroad comprise time deposits that mature in three months or less from the date of their acquisition, highly-liquid automatic investment accounts, interest checking accounts and other short-term fixed income instruments.

19

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

3.2.	Marketable securities
		Consolidated
	06.30.2022	12.31.2021
Fair value through profit or loss	3,256	3,630
Amortized cost	11,958	247
Total	15,214	3,877
Current	14,957	3,630
Non-current	257	247

Marketable securities classified as fair value through profit or loss refer mainly to investments in Brazilian Federal Government Bonds. These financial investments have maturities of more than three months and are generally classified as current assets due to their maturity or the expectation of their realization in the short term. Securities classified as amortized cost refer to investments abroad in time deposits with maturities exceeding three months from the contracting date and investments in floating-rate Bank Deposit Certificates (CDB) with daily liquidity, with maturity of one year.

20

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

4.	Sales revenues

		Consolidated
	2022		2021
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Gross sales	201,389	373,772	136,888	245,025
Sales taxes (*)	(30,429)	(61,171)	(26,178)	(48,141)
Sales revenues	170,960	312,601	110,710	196,884
Diesel	52,603	91,478	32,100	57,261
Gasoline	21,187	40,591	14,439	25,507
Liquefied petroleum gas	7,074	13,246	5,908	10,926
Jet fuel	6,899	12,075	2,107	4,435
Naphtha	3,555	6,737	1,889	3,701
Fuel oil (including bunker fuel)	1,734	3,645	2,027	3,856
Other oil products	7,949	14,599	5,319	10,134
Subtotal oil products	101,001	182,371	63,789	115,820
Natural gas	9,649	18,677	7,007	12,685
Crude oil	13,251	22,398	−	290
Nitrogen products and renewables	466	809	47	121
Breakage	834	1,373	500	865
Electricity	534	2,087	3,092	6,062
Services, agency and others	1,508	2,747	900	1,776
Domestic market	127,243	230,462	75,335	137,619
Exports	40,401	75,511	33,567	56,367
Crude oil	27,589	52,632	24,759	40,221
Fuel oil (including bunker fuel)	11,224	21,089	6,683	13,281
Other oil products and other products	1,588	1,790	2,125	2,865
Sales abroad (**)	3,316	6,628	1,808	2,898
Foreign Market	43,717	82,139	35,375	59,265
Sales revenues	170,960	312,601	110,710	196,884
(*) Includes, mainly, CIDE, PIS, COFINS and ICMS (VAT).
(**) Sales revenues from operations outside of Brazil, including trading and excluding exports.

In the period from January to June 2022 and 2021, Vibra Energia, formerly BR Distribuidora, represents more than 10% of the company's total sales, mainly impacting the Refining, Transportation and Marketing (RTM) segment.

5.	Costs and expenses by nature

5.1.	Cost of sales
		Consolidated
	2022		2021
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Raw material, products for resale, materials and third-party services (*)	(39,525)	(69,782)	(26,138)	(40,731)
Depreciation, depletion and amortization	(13,677)	(27,093)	(11,465)	(23,707)
Production taxes	(19,828)	(40,974)	(13,912)	(26,823)
Employee compensation	(2,069)	(4,125)	(2,190)	(4,585)
Total	(75,099)	(141,974)	(53,705)	(95,846)
(*) It Includes short-term leases and inventory turnover.

5.2.	Selling expenses
		Consolidated
	2022		2021
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Materials, third-party services, freight, rent and other related costs	(4,922)	(9,889)	(4,890)	(9,189)
Depreciation, depletion and amortization	(1,066)	(2,104)	(739)	(1,553)
Allowance for expected credit losses	(30)	(70)	3	34
Employee compensation	(118)	(232)	(116)	(232)
Total	(6,136)	(12,295)	(5,742)	(10,940)

21

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

5.3.	General and administrative expenses
		Consolidated
	2022		2021
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Employee compensation	(1,060)	(2,096)	(1,013)	(2,026)
Materials, third-party services, rent and other related costs	(411)	(814)	(249)	(600)
Depreciation, depletion and amortization	(118)	(238)	(109)	(241)
Total	(1,589)	(3,148)	(1,371)	(2,867)

6.	Other income and expenses
		Consolidated
	2022		2021
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Unscheduled stoppages and pre-operating expenses	(2,520)	(4,472)	(1,848)	(3,489)
Gains / (losses) related to legal, administrative and arbitration proceedings	(1,485)	(2,792)	(1,675)	(1,381)
Pension and medical benefits – retirees	(1,245)	(2,487)	(1,174)	(2,363)
Variable compensation program	(638)	(1,256)	(534)	(1,062)
Gains/(losses) with Commodities Derivatives	(809)	(1,091)	(98)	(224)
Profit Sharing	(168)	(329)	(157)	(314)
Gains / (losses) on decommissioning of returned/abandoned areas	(15)	(140)	(3)	(38)
Equalization of expenses – Production Individualization Agreements	(187)	(49)	(44)	(288)
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	−	−	(2)	(185)
Amounts recovered from Lava Jato investigation (**)	−	60	275	1,065
Tax recovery (*)	118	207	2,548	2,664
Fines imposed on suppliers	239	594	255	415
Expenses/Reimbursements from E&P partnership operations	638	776	997	1,549
Early termination and cash outflows revision of lease agreements	882	2,022	819	1,214
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	1,828	4,300	365	622
Results from co-participation agreements in bid areas (***)	14,243	14,243	−	−
Others	49	(326)	(202)	(193)
Total	10,930	9,260	(478)	(2,008)
(*) In the six-month period ended June 30, 2021, it Includes the effects of the exclusion of ICMS (VAT tax) from the basis of calculation of sales taxes PIS and COFINS, except for the effects of inflation indexation.
(**) The total amount recovered from Lava Jato Investigation through December 31, 2021 was R$ 6,220, recognized through collaboration and leniency agreements entered into with individuals and legal entities.
(***) It refers to the gain related to the Co-participation Agreement of Atapu and Sépia (see note 16.2).

7.	Net finance income (expense)

		Consolidated
	2022		2021
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Finance income	3,054	4,414	1,109	1,785
Income from investments and marketable securities (Government Bonds)	1,821	2,665	242	402
Others	1,233	1,749	867	1,383
Finance expenses	(4,691)	(8,660)	(9,871)	(16,484)
Interest on finance debt	(3,396)	(6,180)	(4,797)	(8,916)
Unwinding of discount on lease liabilities	(1,644)	(3,170)	(1,582)	(3,189)
Discount and premium on repurchase of debt securities	(404)	(538)	(3,491)	(4,504)
Capitalized borrowing costs	1,464	2,708	1,410	2,564
Unwinding of discount on the provision for decommissioning costs	(675)	(1,357)	(1,027)	(2,054)
Other finance expenses and income, net	(36)	(123)	(384)	(385)
Foreign exchange gains (losses) and indexation charges	(14,120)	(8,528)	19,538	(5,273)
Foreign Exchange (*)	(8,184)	4,351	23,575	4,848
Reclassification of hedge accounting to the Statement of Income (*)	(5,442)	(12,663)	(6,333)	(12,427)
Recoverable taxes inflation indexation income (**)	119	227	2,437	2,508
Others	(613)	(443)	(141)	(202)
Total	(15,757)	(12,774)	10,776	(19,972)
(*) For more information, see notes 27.3.a and 27.3.c.
(**) In 2021, includes PIS and Cofins inflation indexation income - exclusion of ICMS (VAT tax) from the basis of calculation..

22

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

8.	Net income by operating segment

Consolidated Statement of Income by operating segment – Apr-Jun/2022

	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate and other business	Eliminations	Total
Sales revenues	108,041	157,429	18,390	743	(113,643)	170,960
Intersegments	106,229	2,449	4,971	(6)	(113,643)	−
Third parties	1,812	154,980	13,419	749	−	170,960
Cost of sales	(40,228)	(131,897)	(11,677)	(729)	109,432	(75,099)
Gross profit	67,813	25,532	6,713	14	(4,211)	95,861
Expenses	12,551	(4,163)	(4,008)	(3,732)	(21)	627
Selling	(19)	(2,267)	(3,815)	(14)	(21)	(6,136)
General and administrative	(61)	(208)	(85)	(1,235)	−	(1,589)
Exploration costs	(196)	−	−	−	−	(196)
Research and development	(939)	(10)	(3)	(128)	−	(1,080)
Other taxes	(117)	(90)	(42)	(206)	−	(455)
Impairment	(625)	(222)	−	−	−	(847)
Other income and expenses	14,508	(1,366)	(63)	(2,149)	−	10,930
Net income (loss) before financial results and income taxes	80,364	21,369	2,705	(3,718)	(4,232)	96,488
Net finance income (expenses)	−	−	−	(15,757)	−	(15,757)
Results in equity-accounted investments	282	(474)	143	(5)	−	(54)
Net Income (loss) before income taxes	80,646	20,895	2,848	(19,480)	(4,232)	80,677
Income taxes	(27,324)	(7,266)	(919)	7,877	1,439	(26,193)
Net income (loss) of the period	53,322	13,629	1,929	(11,603)	(2,793)	54,484
Attributable to:
Shareholders of Petrobras	53,327	13,629	1,796	(11,629)	(2,793)	54,330
Non-controlling interests	(5)	−	133	26	−	154
	53,322	13,629	1,929	(11,603)	(2,793)	54,484

23

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Consolidated Statement of Income by operating segment – Apr-Jun/2021

	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate and other business	Eliminations	Total
Sales revenues	71,440	100,328	13,960	617	(75,635)	110,710
Intersegments	70,184	1,777	3,345	329	(75,635)	−
Third parties	1,256	98,551	10,615	288	−	110,710
Cost of sales	(29,667)	(88,246)	(8,748)	(609)	73,565	(53,705)
Gross profit	41,773	12,082	5,212	8	(2,070)	57,005
Expenses	(2,408)	(2,752)	(3,499)	(1,441)	(29)	(10,129)
Selling	(26)	(2,135)	(3,537)	(15)	(29)	(5,742)
General and administrative	(150)	(204)	(82)	(935)	−	(1,371)
Exploration costs	(1,005)	−	−	−	−	(1,005)
Research and development	(568)	(9)	(62)	(136)	−	(775)
Other taxes	(119)	(127)	(130)	115	−	(261)
Impairment	(34)	−	(440)	(23)	−	(497)
Other income and expenses	(506)	(277)	752	(447)	−	(478)
Net income (loss) before financial results and income taxes	39,365	9,330	1,713	(1,433)	(2,099)	46,876
Net finance income (expenses)	−	−	−	10,776	−	10,776
Results in equity-accounted investments	174	2,736	175	2,220	−	5,305
Net Income (loss) before income taxes	39,539	12,066	1,888	11,563	(2,099)	62,957
Income taxes	(13,385)	(3,172)	(583)	(3,490)	714	(19,916)
Net income (loss) of the period	26,154	8,894	1,305	8,073	(1,385)	43,041
Attributable to:
Shareholders of Petrobras	26,162	8,894	1,174	8,010	(1,385)	42,855
Non-controlling interests	(8)	−	131	63	−	186
	26,154	8,894	1,305	8,073	(1,385)	43,041

Consolidated Statement of Income by operating segment – Jan-Jun/2022

	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate and other business	Eliminations	Total
Sales revenues	210,608	285,905	36,045	1,401	(221,358)	312,601
Intersegments	207,178	4,707	9,461	12	(221,358)	−
Third parties	3,430	281,198	26,584	1,389	−	312,601
Cost of sales	(80,340)	(244,062)	(26,949)	(1,378)	210,755	(141,974)
Gross profit	130,268	41,843	9,096	23	(10,603)	170,627
Expenses	12,299	(6,944)	(8,624)	(7,247)	(41)	(10,557)
Selling	(29)	(4,406)	(7,789)	(30)	(41)	(12,295)
General and administrative	(129)	(404)	(169)	(2,446)	−	(3,148)
Exploration costs	(604)	−	−	−	−	(604)
Research and development	(1,848)	(23)	(17)	(273)	−	(2,161)
Other taxes	(193)	(129)	(94)	(350)	−	(766)
Impairment	(618)	(222)	3	(6)	−	(843)
Other income and expenses	15,720	(1,760)	(558)	(4,142)	−	9,260
Net income (loss) before financial results and income taxes	142,567	34,899	472	(7,224)	(10,644)	160,070
Net finance income (expenses)	−	−	−	(12,774)	−	(12,774)
Results in equity-accounted investments	539	941	292	(10)	−	1,762
Net Income (loss) before income taxes	143,106	35,840	764	(20,008)	(10,644)	149,058
Income taxes	(48,473)	(11,866)	(160)	7,089	3,619	(49,791)
Net income (loss) of the period	94,633	23,974	604	(12,919)	(7,025)	99,267
Attributable to:
Shareholders of Petrobras	94,644	23,974	335	(13,037)	(7,025)	98,891
Non-controlling interests	(11)	−	269	118	−	376
	94,633	23,974	604	(12,919)	(7,025)	99,267

24

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Consolidated Statement of Income by operating segment – Jan-Jun/2021

	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate and other business	Eliminations	Total
Sales revenues	135,392	177,069	26,047	1,453	(143,077)	196,884
Intersegments	132,967	3,059	6,371	680	(143,077)	−
Third parties	2,425	174,010	19,676	773	−	196,884
Cost of sales	(58,303)	(153,221)	(16,019)	(1,432)	133,129	(95,846)
Gross profit	77,089	23,848	10,028	21	(9,948)	101,038
Expenses	(5,296)	(4,938)	(7,602)	(3,384)	(57)	(21,277)
Selling	(27)	(3,974)	(6,838)	(44)	(57)	(10,940)
General and administrative	(328)	(384)	(176)	(1,979)	−	(2,867)
Exploration costs	(2,201)	−	−	−	−	(2,201)
Research and development	(1,035)	(20)	(89)	(270)	−	(1,414)
Other taxes	(210)	(347)	(257)	(28)	−	(842)
Impairment	(572)	−	(440)	7	−	(1,005)
Other income and expenses	(923)	(213)	198	(1,070)	−	(2,008)
Net income (loss) before financial results and income taxes	71,793	18,910	2,426	(3,363)	(10,005)	79,761
Net finance income (expenses)	−	−	−	(19,972)	−	(19,972)
Results in equity-accounted investments	300	3,352	390	2,282	−	6,324
Net Income (loss) before income taxes	72,093	22,262	2,816	(21,053)	(10,005)	66,113
Income taxes	(24,410)	(6,429)	(825)	6,466	3,402	(21,796)
Net income (loss) of the period	47,683	15,833	1,991	(14,587)	(6,603)	44,317
Attributable to:
Shareholders of Petrobras	47,695	15,833	1,732	(14,635)	(6,603)	44,022
Non-controlling interests	(12)	−	259	48	−	295
	47,683	15,833	1,991	(14,587)	(6,603)	44,317

The balance of depreciation, depletion and amortization by business segment is shown below:

	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate and other business	Total
Apr-Jun/2022	13,701	2,662	481	152	16,996
Apr-Jun/2021	11,301	2,817	571	239	14,928

	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate and other business	Total
Jan-Jun/2022	26,642	5,653	1,043	262	33,600
Jan-Jun/2021	23,173	5,767	1,153	465	30,558

9.	Trade and other receivables
9.1.	Trade and other receivables, net
	Consolidated
	06.30.2022	12.31.2021
Receivables from contracts with customers
Third parties	28,417	27,005
Related parties
Investees (note 28.4)	1,590	2,152
Subtotal	30,007	29,157
Other trade receivables
Third parties
Receivables from divestments (*)	5,631	14,951
Lease receivables	2,182	2,428
Other receivables	3,871	4,866
Related parties
Petroleum and alcohol accounts – receivables from Brazilian Government	3,051	2,822
Subtotal	14,735	25,067
Total trade receivables	44,742	54,224
Expected credit losses (ECL) – Third parties	(7,873)	(7,971)
Expected credit losses (ECL) – Related parties	(47)	(112)
Total trade receivables, net	36,822	46,141
Current	26,443	35,538
Non-current	10,379	10,603
(*) On June 30, 2022, refers mainly to the amount receivable for the divestment of Rio Ventura, Roncador, Baúna, Miranga, Maromba, Pampo and Enchova, Sépia and Atapu.

Accounts receivable are classified in the amortized cost category, except for certain receivables with final price formation after the transfer of control of products that depend on the variation in the value of the commodity, classified in the category fair value through profit or loss, whose value on June 30, 2022 totaled R$4,057 (R$6,445 as of December 31, 2021).

25

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

The balance of receivables from divestments decreased mainly due to the receipt of US$ 950 million (R$ 5,066), from the sale of interest in the exploration block BM-S-8 and the receipt of US$ 1 billion (R$ 5,549) from Nova Transportadora do Sudeste (NTS), referring to the last installment of the sale of 90% of Petrobras shares, partially offset by other receivables recorded in the period, arising from the Atapu and Sépia Co-participation Agreement of R$650 and that of Pampo and Enchova of R$654.

9.2.	Aging of trade and other receivables – third parties
		Consolidated
	06.30.2022		12.31.2021
	Trade receivables	Expected credit losses (ECL)	Trade receivables	Expected credit losses (ECL)
Current	30,877	(408)	39,392	(428)
Overdue:
Until 3 months	975	(180)	1,214	(144)
3 – 6 months	125	(120)	221	(36)
6 – 12 months	117	(94)	286	(164)
More than 12 months	8,007	(7,071)	8,137	(7,199)
Total	40,101	(7,873)	49,250	(7,971)

9.3.	Changes in provision for expected credit losses
	Consolidated
	2022 Jan-Jun	2021 Jan-Jun
Opening balance	8,083	8,293
Additions	370	225
Reversals	(196)	(402)
Write-offs	(104)	(4)
Cumulative translation adjustment	(233)	(142)
Closing balance	7,920	7,970
Current	994	994
Non-current	6,926	6,976
10.	Inventories
	Consolidated
	06.30.2022	12.31.2021
Crude oil	20,874	17,012
Oil products	17,035	13,922
Intermediate products	3,323	2,967
Natural gas and LNG (*)	3,230	1,946
Biofuels	123	106
Fertilizers	8	43
Total products	44,593	35,996
Materials, supplies and others	5,229	4,490
Total	49,822	40,486
(*) Liquefied Natural Gas

Consolidated inventories are presented net of losses for adjustment to their net realizable value, these adjustments being mainly due to fluctuations in international oil prices and their derivatives and, they are recognized in the statement of income for the period as cost of sales. In the period from January to June 2022, there was a provision of R$15 (reversal of R$5 in the period from January to June 2021).

On June 30, 2022, the company had a volume of oil and/or derivatives of inventories given as guarantee of the Financial Commitment Terms - TCF, signed in 2008 with Petros, in the amount of R$ 16,831. This guarantee amount is in the process of revaluation due to the partial early settlement of the TCF Pension Difference and TCF Pre-70, carried out in February 2022, and its value is estimated at R$ 5,775, meeting the contractual condition of coverage of the debt with the TCFs.

26

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

11.	Taxes

11.1.	Income tax and social contribution

Current taxes

Income tax and social contribution	Consolidated
	Current assets		Current liabilities		Non-current liabilities
	06.30.2022	12.31.2021	06.30.2022	12.31.2021	06.30.2022	12.31.2021
Taxes in Brazil
Income taxes	731	745	8,290	3,803	−	−
Income taxes – Tax settlement programs	−	−	246	241	1,626	1,676
	731	745	8,536	4,044	1,626	1,676
Taxes abroad	13	166	1,529	45	−	−
Total	744	911	10,065	4,089	1,626	1,676

Reconciliation between statutory tax rate and effective tax expense rate

The reconciliation of taxes calculated according to nominal rates and the amount of registered taxes are shown below:

		Consolidated
	2022		2021
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Net income before income taxes	80,677	149,058	62,957	66,113
Nominal income taxes computed based on Brazilian statutory corporate tax rates (34%)	(27,430)	(50,680)	(21,405)	(22,478)
Adjustments to arrive at the effective tax rate:
Interest on capital	1,899	1,895	−	(1)
Different jurisdictional tax rates for companies abroad	1,009	2,043	(469)	(354)
Brazilian income taxes on income of companies incorporated outside Brazil (*)	(1,613)	(3,155)	13	(1,143)
Tax loss carryforwards (unrecognized tax losses)	(48)	(36)	48	(118)
Non-taxable income (non-deductible expenses), net (**)	185	319	1,062	1,291
Post-retirement benefit	(218)	(940)	(242)	(484)
Results of equity-accounted investments in Brazil and abroad	(12)	621	1,077	1,490
Others	35	142	−	1
Income tax expenses	(26,193)	(49,791)	(19,916)	(21,796)
Deferred income taxes	(136)	(10,271)	(19,396)	(20,627)
Current income taxes	(26,057)	(39,520)	(520)	(1,169)
Effective tax rate of income taxes	32,5%	33.4%	31.6%	33.0%
(*) Income tax and social contribution in Brazil referring to income earned in the years by investees abroad, according to provisions provided for in Law No. 12,973 / 2014.
(**) Includes effect on judicial agreements.

Deferred income taxes - non-current

The table below shows the composition and basis for realization of deferred tax assets and liabilities:

Nature	Basis for realization	06.30.2022	12.31.2021
Property, plant and equipment - Cost of prospecting and dismantling areas	Depreciation, Amortization and Write-off of Assets	(4,089)	(7,601)
Property, plant and equipment - Impairment	Amortization, Write-off of Assets and Impairment Reversal	24,322	24,455
Property, plant and equipment – Depreciation, accelerated and linear x unit produced and capitalized charges	Depreciation, Amortization and Write-off of Assets	(80,983)	(72,123)
Loans, accounts receivable / payable and financing	Payments, Receipts and Consideration	7,428	19,475
Leases	Appropriation of consideration	3,085	6,942
Provision for lawsuits	Payment and reversal of the provision	3,963	3,378
Tax losses	Compensation of 30% of taxable income	3,369	10,193
Inventories	Sale, Write-Off and Loss	1,782	1,271
Employee benefits, mainly pension plan	Payment and reversal of the provision	6,369	6,976
Others		1,508	3,548
Total		(33.246)	(3.486)
Deferred income taxes – assets		2,869	3,371
Deferred income taxes – liabilities (*)		(36,115)	(6,857)
(*) The balance of deferred tax liabilities increased in the period, mainly due to the offsetting of tax losses and negative basis of social contribution, use of the benefit of accelerated tax depreciation and the appreciation of the real against the dollar.

27

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

The table below shows the movement in the periods:

	Consolidated
	2022	2021
	Jan-Jun	Jan-Jun
Opening balance	(3,486)	32,509
Recognized in income of the period	(10,271)	(20,627)
Recognized in shareholders’ equity	(13,656)	(11,313)
Cummulative Translation Adjustment	(31)	(2)
Use of tax credits	(5,819)	−
Others	17	8
Final balance	(33,246)	575

11.2.	Other taxes

Consolidated

Other taxes	Current assets		Non-current assets		Current liabilities		Non-current liabilities (*)
	06.30.2022	12.31.2021	06.30.2022	12.31.2021	06.30.2022	12.31.2021	06.30.2022	12.31.2021
Taxes in Brazil:
Current / Deferred VAT Rate (VAT)	3,740	3,712	2,033	2,114	3,937	5,554	−	−
Current / Deferred PIS and COFINS (**)	1,686	2,330	12,253	11,329	1,545	2,786	344	251
PIS and COFINS - Law 9,718/98	−	−	3,366	3,313	−	−	−	−
CIDE	5	31	−	−	135	235	−	−
Production taxes/Royalties	−		−	−	12,897	11,984	117	117
Withholding income taxes	−	−	−	−	292	481	−	−
Tax settlement programs	−	−	−	−	260	374	36	36
Others	218	272	1,409	1,393	586	781	421	392
Total in Brazil	5,649	6,345	19,061	18,149	19,652	22,195	918	796
Taxes abroad	283	255	48	48	170	130	−	−
Total	5,932	6,600	19,109	18,197	19,822	22,325	918	796
(*) Other non-current liabilities are classified as other liabilities.
(**) As of June 30, 2022, includes R$394 (R$576 as of December 31, 2021) in current assets, referring to the exclusion of VAT tax in the PIS and COFINS calculation basis.

PIS and COFINS Law 9,718/98

The company filed common actions against the Federal Government referring to the recovery of amounts paid as PIS/COFINS on financial income and active exchange variations, considering the unconstitutionality of §1 of art. 3 of Law 9,718/98, in the periods between February 1999 and January 2004.

All actions were upheld with a final and unappealable decision. Currently, two actions are in the precatory stage, with values as claimed by the company. Regarding the two remaining cases, both have favorable reports, and in one of them, the Union has already expressed its agreement.

As of June 30, 2022, the amount monetarily restated is R$3,366 (R$3,313 as of December 31, 2021).

12.	Employee benefits

Employee benefits are all forms of consideration given by an entity in exchange for service rendered by employees or for the termination of employment. It also includes expenses with directors and other managers. Such benefits include salaries, post-employment benefits, termination benefits and other benefits.

	Consolidated
	06.30.2022	12.31.2021
Liabilities
Short-term employee benefits	6,182	7,197
Termination benefits	1,174	1,950
Post-retirement benefits	49,569	55,130
Total	56,925	64,277
Current	10,511	11,967
Non-current	46,414	52,310

12.1.       Short-term benefits

Short-term benefits are employee benefits (other than termination benefits) that are expected to be settled wholly before twelve months after the end of the reporting period in which the employees render the related service.

28

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Consolidated
	06.30.2022	12.31.2021
Variable compensation program – PPP	1,426	2,574
Accrued vacation and Christmas bonus	3,144	2,453
Salaries and related charges and other provisions	1,276	1,505
Profit sharing	336	665
Total	6,182	7,197
Current	6,167	7,178
Non-current (*)	15	19

(*) Refers to the balance of the deferral for 4 years of 40% of the PPP portion of the administrators.

In the period from January to June, in relation to short-term benefits, the company recognized the following amounts in the income statement:

	Consolidated
	2022		2021
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Costs/Expenses in the statement of income
Salaries, vacation, christmas bonus, charges over provisions and others	3,836	7,365	3,482	7,061
Variable compensation program	638	1,256	534	1,062
Profit sharing (*)	168	329	157	314
Manager compensations and charges	11	26	14	33
Total	4,653	8,976	4,187	8,470
(*) In 2022, it includes R$ 4 of profit sharing reversal of 2021.

12.1.1 Variable compensation program

Performance award program (PPP)

On September 17, 2021, the Board of Directors (CA) approved an adjustment to the criteria for granting the 2021 variable compensation program to employees. The PPP 2021 model presents, in addition to the net income for the year, the declaration and payment of remuneration to shareholders for the year in reference approved by the Board of Directors.

On December 15, 2021, the Board of Directors approved the PPP 2022 for employees. The criteria of the PPP 2021 model for activating the program were maintained.

From January to June 2022, the company:

i. paid R$2,428 (R$2,286 in the parent company) referring to the PPP 2021, considering compliance with the company's performance metrics and the individual performance of all employees; and

ii. provisioned R$1,256 (R$1,192 in the parent company) referring to the PPP 2022, recorded in other operating expenses.

Profit Sharing (PLR)

On December 29, 2020, the 17 labor unions representing employees of onshore bases signed the agreement for PLR 2021/2022, within the period determined by the Collective Bargaining Agreement (ACT). Among the maritime bases, three labor union entities signed the agreement within the deadline defined by the ACT.

The PLR 2021/2022 regulation, approved by the Secretariat for Coordination and Governance of State-owned Companies (Sest), of the Federal Government, covers employees who do not occupy remunerated functions and provides for individual limits according to the participants' remuneration. In order for the PLR to be activated in 2021 and 2022, in addition to the PLR agreement having been signed, the following triggers/requirements must be met: i) approval of the distribution of dividends by the Annual General Meeting (AGO); ii) calculation of net income in the reference year; and iii) achievement of the average percentage, weighted by weight, of the set of indicators' targets of at least 80%.

The maximum amount of PLR to be distributed is limited to 5% of Adjusted EBITDA, to 6.25% of net income and to 25% of dividends distributed to shareholders, in each year, whichever is lower.

From January to June 2022:

i. the company paid R$659 (R$593 in the parent company), referring to PLR 2021, and

ii. provisioned R$ 333 (R$ 300 in the parent company) referring to the 2022 PLR, recorded in other operating expenses.

29

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

12.2.       Termination benefits

These are those provided by the termination of the employment contract as a result of: i) the entity's decision to terminate the employee's employment relationship before the normal retirement date; or ii) employee's decision to accept an offer of benefits in exchange for termination of employment.

The company has voluntary termination programs (PDV), incentive retirement (PAI), specific termination programs for the corporate segment and for employees assigned to units in the process of divestment, which basically provide for the same legal and indemnity benefits.

Transpetro launched a new voluntary termination program for seafarers. Enrollment took place between May 4, 2022 and July 14, 2022 and the maximum deadline for termination of employees who join the program is December 3, 2022.

Considering the set of programs, there are 11,539 adhesions accumulated until June 30, 2022 (11,418 adhesions until December 31, 2021).

The change in the provision as of June 30, 2022 is shown below:

	Consolidated
	Jan-Jun 2022	Jan-Jun 2021
Opening Balance	1,950	4,678
Effects in the statement of income	29	(43)
Enrollments	25	141
Revision of provisions	4	(184)
Effect in cash and cash equivalents	(805)	(667)
Use due to termination	(805)	(667)
Saldo final	1,174	3,968
Current	647	3,425
Non Current	527	543

The recognition of the provision for expenses with the retirement programs occurs as the employees join.

The company deferred the payment of indemnities in two installments, the first at the time of termination, together with the legal severance payments, and the second, when applicable, 12 months after the payment of the first installment.

As of June 30, 2022, of the total provisioned, the amount of R$252 corresponds to the second installment of 852 terminated employees and the amount of R$922 corresponds to 1,807 employees enrolled in the voluntary termination programs scheduled to leave by December 2023.

12.3.       Post-employment benefits

The Company maintains a health care plan for its employees in Brazil (active and retiree) and their dependents, and five other major types of post-retirement pension benefits (collectively referred to as “pension plans”).

The balances related to post-employment benefits granted to employees are shown below:

	Consolidated
	06.30.2022	12.31.2021
Liabilities
Health Care Plan AMS: Saúde Petrobras	25,764	25,029
Petros Pension Plan - Renegotiated (PPSP-R)	16,248	18,042
Petros Pension Plan - Non-renegotiated (PPSP-NR)	3,674	3,672
Petros Pension Plan - Renegotiated - Pre-70 (PPSP-R Pré 70)	1,569	4,557
Petros Pension Plan - Non-renegotiated - Pre-70 (PPSP-NR Pré 70)	1,306	2,851
Petros 2 Pension Plan (PP-2)	1,005	918
Other plans	3	61
Total	49,569	55,130
Current	3,697	3,632
Non-current	45,872	51,498

30

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Health Care Plan

The health care plan, named “AMS Plan - Saúde Petrobras” by the beneficiaries, is managed by the Petrobras Health Association (APS), a non-profit civil association and includes prevention and health care programs.

Benefits are paid by the Company based on the costs incurred by the participants. The financial participation of the Company and the beneficiaries on the expenses is established in the collective bargaining agreement (ACT), being 60% (sixty percent) by the company and 40% (forty percent) by the participants.

Pension plans

The Company’s post-retirement plans are managed by Petros Foundation (Fundação Petrobras de Seguridade Social), a nonprofit legal entity governed by private law with administrative and financial autonomy.

The net obligation with pension plans recorded by the company has a different recognition methodology than that applicable to pension funds, regulated by the Conselho Nacional de Previdência Complementar.

The main differences in accounting practices adopted in Brazil (CNPC and CVM) between the Pension Fund and the Sponsor for calculating the actuarial commitment on December 31, 2021 are shown below:

	PPSP-R (*)	PPSP-NR (*)
Accumulated deficit according to CNPC – Petros Foundation	7,746	776
Financial assumptions (interest rate and inflation)	(6,252)	(2,033)
Ordinary and extraordinary sponsor contributions	12,223	3,636
Changes in value of plan assets (**)	8,074	3,029
Others (calculation methodology, etc.)	808	1,115
Net actuarial liability according to CVM - Sponsor Company	22,599	6,523

(*) Includes the balance of the PPSP-R Pre-70 and PPSP-NR Pre-70 plans.

(**) Includes balance of accounts receivable arising from the Financial Commitment Term - TCF signed with Petrobras, which Petros recognizes as equity.

On March 28, 2022, the Petros Deliberative Council approved the financial statements of the pension plans for the year ended on December 31, 2021, sponsored by the company.

12.3.1 Amounts in the financial statements related to defined benefit plans

Represents the company's obligation, net of collateral assets when applicable, discounted to present value and calculated annually by an independent actuary, in accordance with the methodology established in IAS 19/CPC 33 (R1) - Employee Benefits, approved by CVM Deliberation No. 695/2012.

The movement of obligations with pension and health plans with a defined benefit feature is shown below:

	Consolidated

	Pension plans			Health Care Plan	Other plans
	PPSP-R (*)	PPSP-NR (*)	PP2	AMS - Saúde Petrobras		Total
Balance on December 31, 2021	22,599	6,523	918	25,029	61	55,130
Recognized in income – cost and expenses	1,183	374	83	1,570	−	3,210
Current service cost	25	3	34	270	−	332
Interest cost, net	1,158	371	49	1,300	−	2,878
Cash effects	(5,965)	(1,917)	−	(839)	−	(8,721)
Contributions paid	(728)	(243)	−	(839)	−	(1,810)
Payments related to Term of financial commitment (TFC)	(5,237)	(1,674)	−	−	−	(6,911)
Other changes	−	−	4	4	(58)	(50)
Balance of actuarial liability as of June 30, 2022	17,817	4,980	1,005	25,764	3	49,569
(*) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

31

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Pension plans			Health Care	Other plans
	PPSP-R (*)	PPSP-NR (*)	PP2	AMS - Saúde Petrobras		Total
Balance on December 31, 2020	39,102	14,012	2,477	27,836	76	83,503
Recognized in income – cost and expenses	1,339	471	197	1,424	3	3,434
Costs incurred in the period	(5)	(1)	−	−	−	(6)
- Present value of the obligation	(3,672)	(168)	−	−	−	(3,840)
- Value of guarantor asset - transfer to equity in PP3	2,494	114	−	−	−	2,608
- Sponsor's contribution to PP3	1,173	53	−	−	−	1,226
Current service cost	24	−	105	446	−	575
Net interest cost	1,222	443	92	978	3	2,738
Interest on the obligations with contribution for the revision of the lump sum death benefit	98	29	−	−	−	127
Recognized in Equity - other comprehensive income	(6,885)	(1,769)	−	−	8	(8,646)
Remeasurement: (Gains) / Actuarial losses	(6,885)	(1,769)	−	−	8	(8,646)
Cash effects	(5,082)	(2,838)	−	(838)	(1)	(8,759)
Contributions paid	(705)	(214)	−	(838)	(1)	(1,758)
Payments of obligations with contribution for the revision of the lump sum death benefit (**)	(1,797)	(536)	−	−	−	(2,333)
Payments related to Term of financial commitment (TFC)	(2,580)	(2,088)	−	−	−	(4,668)
Other changes	−	−	−	−	(7)	(7)
Balance on June 30,2021	28,474	9,876	2,674	28,422	79	69,525
(*) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.
(**) On June 30, 2021, the Company prepaid the debt balance of R$2.25 billion.

The net expense with pension and health plans is presented below:

	Pension plans			Health Care Plan	Other plans
	PPSP-R (*)	PPSP-NR (*)	PP2	AMS - Saúde Petrobras		Total
Related to active employees (cost and expenses)	91	15	47	570	−	723
Related to retired employees (other income and expenses)	1,092	359	36	1,000	−	2,487
Expense in the statement of income - Jan-Jun/2022	1,183	374	83	1,570	−	3,210
Related to active employees (cost and expenses)	147	23	159	742		1,071
Related to retired employees (other income and expenses)	1,094	419	38	682	3	2,236
Obligations with contribution for the revision of the lump sum death benefit	98	29	−	−		127
Expense in the statement of income - Jan-Jun/2021	1,339	471	197	1,424	3	3,434
(*) It includes amounts of PPSP-R pre-70 and PPSP-NR pre-70

	Pension plans			Health Care Plan	Other plans
	PPSP-R (*)	PPSP-NR (*)	PP2	AMS - Saúde Petrobras		Total
Related to active employees (cost and expenses)	46	8	23	283	−	360
Related to retired employees (other income and expenses)	546	179	18	502	−	1,245
Expense in the statement of income - Abr-Jun/2022	592	187	41	785	−	1,605
Related to active employees (cost and expenses)	75	10	79	371	(1)	534
Related to retired employees (other income and expenses)	543	209	19	341	3	1,115
Obligations with contribution for the revision of the lump sum death benefit	46	13	−	−	−	59
Expense in the statement of income - Abr-Jun/2021	664	232	98	712	2	1,708
(*) It includes amounts of PPSP-R pre-70 and PPSP-NR pre-70

12.3.2. Contributions

In the period from January to June 2022, the company contributed a total of R$8,721 to the defined benefit plans, which reduced the balance of obligations, as shown in Note 12.3.1. Of this amount, it includes the partial early settlement of the Financial Commitment Term, in the amount of R$6,882, carried out on February 25, 2022.

Additionally, there was a contribution of R$ 458 (R$ 411 for the period from January to June 2021) to the defined contribution portion of the PP2 plan and R$ 4 of the PP3 plan, which were recognized in costs and income for the year.

The collection of contributions to the PP3 plan began in August 2021.

13.	Provisions for legal proceedings

13.1 Provisions for legal proceedings, judicial deposits and contingent liabilities

The company sets up provisions in judicial, administrative and arbitration proceedings in an amount sufficient to cover losses considered probable and for which a reliable estimate can be made. The main actions refer to:

32

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

•	Labor lawsuits, highlighting: (i) individual actions to review the methodology for calculating the Minimum Remuneration by Level and Regime (RMNR); and (ii) outsourced actions.
•	Tax proceedings, including: (i) non-approval of federal tax offsets; (ii) fines for non-compliance with ancillary obligations; and (iii) non-payment of fuel CIDE on propane and butane imports.
•	Civil proceedings, in particular: (i) claims involving contracts; (ii) collection of royalties and production taxes, including royalties on shale extraction; and (iii) fines imposed by the ANP related to measurement systems.
•	Environmental lawsuits, in particular: (i) fines related to the environmental accident that occurred in 2000 in the State of Paraná; (ii) fines related to the company's offshore operation; and (iii) public civil action for oil spill in 2004 in Serra do Mar/SP State Park.

Provisions for legal proceedings are set out as follows:

	Consolidated
Non-current liabilities	06.30.2022	12.31.2021
Labor claims	4,038	3,995
Tax claims	2,019	1,705
Civil claims	5,674	4,581
Environmental claims	1,195	982
Total	12,926	11,263
	Consolidated
	2022 Jan-Jun	2021 Jan-Jun
Opening Balance	11,263	11,427
Additions, net of reversals	2,011	993
Use of provision	(1,135)	(1,404)
Accruals and charges	812	97
Others	(25)	31
Closing balance	12,926	11,144

In the preparation of the interim financial information for the period ended on June 30, 2022, the Company considered all available information concerning legal proceedings in which the Company is a defendant, in order to estimate the amounts of obligations and probability that outflows of resources will be required.

In the period from January to June 2022, the increase in liabilities arises mainly from changes in the following cases: (i) R$1,017 in the provision for civil litigation involving contractual matters; and (ii) R$197 in the provision for fines for non-compliance with ancillary obligations.

13.2 Judicial deposits

Judicial deposits made in connection with legal proceedings are set out in the table below according to the nature of the corresponding lawsuits:

	Consolidated
Non-current assets	06.30.2022	12.31.2021
Tax	36,459	32,310
Labor	4,554	4,443
Civil	8,930	7,113
Environmental	574	566
Others	377	426
Total	50,894	44,858

	Consolidated
	2022 Jan-Jun	2021 Jan-Jun
Opening Balance	44,858	37,838
Additions	4,362	2,611
Use	(225)	(231)
Accruals and charges	1,949	410
Others	(50)	(77)
Closing balance	50,894	40,551

From January to June 2022, the company made judicial deposits in the amount of R$4,362, including: (i) R$1,432 referring to the unification of fields (Cernambi, Tupi, Tartaruga Verde and Tartaruga Mestiça); (ii) R$680 referring to Corporate Income Tax and Social Contribution Tax for not adding the income of subsidiaries and affiliates domiciled abroad to the parent company's Corporate Income Tax and Social Contribution Tax calculation basis; (iii) R$696 referring to the levy of CIDE and PIS/COFINS related to the charter of platforms; and (iv) R$346 referring to Corporate Income Tax and Social Contribution Tax in the deduction of expenses with Petros.

33

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

13.3 Contingent assets

As of June 30, 2022, the contingent liabilities plus interest and monetary restatement, estimated for legal proceedings, whose probability of loss is considered possible, are presented in the following table:

	Consolidated
Nature	06.30.2022	12.31.2021
Tax	148,633	138,312
Labor	42,250	40,022
Civil – General	35,145	31,921
Civil – Environmental	7,088	6,652
Total	233,116	216,907

The main contingent liabilities are:

•	Tax matters comprising: i) withholding income tax (IRRF), Contribution of Intervention in the Economic Domain (CIDE), Social Integration Program (PIS) and Contribution to Social Security Financing (COFINS) on remittances for payments of vessel charters; (ii) income from foreign subsidiaries and associates located outside Brazil not included in the computation of taxable income (Corporate Income Tax and Social Contribution); (iii) requests to compensate federal taxes disallowed by the Brazilian Federal Tax Authority; (iv) collection and crediting of ICMS VAT tax by several states; (v) collection of social security contributions over payments of bonuses, and (vi) collection of custom duties and fines related to imports under the Repetro regime in the Frade consortium.
•	Labor matters comprising collective actions requiring a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated;
•	Civil lawsuits, highlighting: (i) administrative and legal proceedings that discuss differences in special participations and royalties in different fields; (ii) fines from regulatory agencies; and (iii) claims involving contracts;
•	Environmental matters with emphasis on indemnities and reparations for environmental damages and fines related to the company's operation.

In the period from January to June 2022, the increase in contingent liabilities arises mainly from: (i) R$ 11,629 referring to the tax assessment notice for the collection, by joint liability, of customs taxes and fines arising from the importation of goods under the regime of Repetro, for use in the Frade consortium; (ii) R$2,738 referring to administrative and legal proceedings that discuss difference in special participation and royalties in different fields, including unification of fields; (iii) R$2,039 referring to class actions that require a review of the methodology for calculating the Minimum Remuneration by Level and Regime (RMNR); (iv) R$ 1,316 referring to the levy of CIDE and PIS/COFINS related to the chartering of platforms; (v) R$1,071 referring to lawsuits involving ICMS VAT Tax collection on imports in operations with liquefied petroleum gas derived from natural gas. These effects were partially offset mainly by: (vi) R$5,978 for the transfer to remote loss related to the collection of Service Tax (ISS) on services in maritime waters; (vii) R$1,546 for the write-off due to the execution of an agreement and review of amounts in actions on the state monopoly of piped gas services; and (viii) R$990 for the write-off and review of amounts due to favorable decisions in compensation processes not approved.

13.4 RMNR - Minimum Remuneration by Level and Work Regime

There are several lawsuits related to the Minimum Remuneration by Level and Work Regime (RMNR), with the objective of revising its calculation criteria.

The RMNR consists of a guaranteed minimum remuneration for employees, based on salary level, working conditions and geographic location. This compensation policy was created and implemented by Petrobras in 2007 through collective bargaining with union representatives, and approved at employee meetings, being questioned only three years after its implementation.

In 2018, the Superior Labor Court (TST) ruled against the Company, which filed extraordinary appeals against its decision. However, the Federal Supreme Court (STF) suspended the effects of the decision rendered by the TST and determined the national suspension of the ongoing processes related to the RMNR.

On July 29, 2021, a monocratic decision was published in which the Reporting Justice granted the Extraordinary Appeal filed in one of the proceedings to reestablish the judgment that dismissed the copyright requests, accepting the Company's thesis and recognizing the validity of the collective bargaining agreement freely signed between Petrobras and the labor unions, reversing the decision of the TST.

34

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

In February 2022, the judgment of the grievances filed by the plaintiff and several amici curiae began. The judgment is currently underway in the First Panel of the Federal Supreme Court, with 3 votes in favor of the company, confirming that the prevailing understanding is in the sense of recognizing the validity of the collective bargaining agreement freely signed between Petrobras and the unions. Considering that the last minister to speak up requested a view, the trial was suspended pending the presentation of the vote by Minister Vistor.

As of June 30, 2022, there are several lawsuits related to the Minimum Remuneration by Level and Work Regime (RMNR) reflected in the company's interim financial information, R$ 787 of which classified as probable loss, recognized in liabilities as a provision for legal and administrative proceedings , and R$35,022 classified as possible loss.

13.5 Class action and related proceedings

On May 26, 2021, the District Court of Rotterdam ruled that the class action against Petróleo Brasileiro S.A. – Petrobras, Petrobras International Braspetro B.V. (PIB BV), Petrobras Global Finance B.V. (PGF), Petrobras Oil & Gas B.V. (PO&G) and some former Petrobras managers must proceed and that the arbitration clause in Petrobras' Bylaws does not prevent the company's shareholders from having access to the Dutch Judiciary and being represented by the Stichting Petrobras Compensation Foundation. However, investors who have already initiated arbitration against Petrobras or who are parties to legal proceedings in which the applicability of the arbitration clause has been definitively recognized are excluded from the action. The collective action moved to the phase of discussion of the merits issues.

In the Argentine arbitration, in which Petrobras is held liable for an alleged loss of market value of Petrobras shares in Argentina, due to the unfolding of Operation Lava Jato, the appeal filed by Consumidores Financieros Asociación Civil para su Defensa (" Association”) has not yet been tried by the Argentine Supreme Court.

As for the criminal action in Argentina related to an alleged fraudulent offer of securities, aggravated by the fact that Petrobras allegedly declared false data in its financial statements prior to 2015, the Court of Appeals overturned, on October 21, 2021, the decision of first instance that had recognized Petrobras' immunity from jurisdiction and recommended that the lower court take some steps to certify whether the company could be considered criminally immune in Argentina for subsequent reassessment of the matter. Petrobras appealed against this decision, but on April 20, 2022 the appeal was not admitted by the Court of Cassation. The Court of Appeals recognized that the Association could not act as a representative of financial consumers, due to the loss of its registration before the competent Argentine bodies, which was also the subject of an appeal, still pending judgment. Petrobras presented other procedural defenses, which are still subject to appeals before the Argentine Court of Appeal. This criminal action is being processed before the Economic Criminal Court No. 2 of the City of Buenos Aires.

Regarding the other criminal action, for alleged non-compliance with the obligation to publish as a “material fact” in the Argentine market that there was a class action brought by Consumers Financieros Asociación Civil para su Defensa before the Commercial Court, there were no relevant events in the period from January to June 2022.

13.6 Arbitrations in Brazil

In the period from January to June 2022, there were no events that changed the assessment and information about arbitrations in Brazil.

13.7 Legal proceedings - Compulsory Loan - Eletrobras

During the period from January to June 2022, there were no events that modified the evaluation of this process.

13.8 Lawsuits brought by Natural Gas Distributors and others

During the period from January to June 2022, Petrobras obtained, in the Superior Court of Justice, the suspension of the preliminary decision obtained by CEGÁS, which granted the extension of its gas supply contract for 6 months. The injunction that had been obtained by the State of Santa Catarina and that had extended, until April 2022, the price of the gas supply contract that was terminated on December 31, 2021, was revoked in a judgment handed down on June 29, 2022.

14.	Provision for decommissioning costs

The following table details the amount of the decommissioning provision by production area:

35

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Consolidated
	06.30.2022	12.31.2021
Onshore	2,618	4,868
Shallow Waters	20,082	20,825
Deep and ultra-deep post-salt	44,055	46,989
Pre-salt	14,298	14,478
Total	81,053	87,160
	Consolidated
	2022 Jan-Jun	2021 Jan-Jun
Opening balance	87,160	97,595
Adjustment to provision	194	28
Transfers related to liabilities held for sale (*)	(5,473)	(1,933)
Payments made	(2,052)	(1,743)
Interest accrued	1,249	1,972
Others	(25)	(15)
Total	81,053	95,904

(*) In the period from January to June 2022, refers to transfers of R$507 related to the Golfinho and Camarupim Poles, in Espírito Santo, R$1,841 related to the Albacora Leste Field, in Rio de Janeiro, R$165 related to the Capixaba North Pole, in Espírito Santo, and R$ 2,960 related to the Potiguar Pole, in Rio Grande do Norte, as per explanatory note 22. In 2021, it refers to transfers of R$ 595 related to the Peroá Pole, in Espírito Santo , R$530 related to the Miranga Complex, in Bahia, and R$808 related to the Alagoas Complex, in Alagoas.

15.	Property, plant and equipment
15.1	By class of assets
	Consolidated						Parent
	Land, buildings and improvement	Equipment and other assets (*)	Assets under construction (**)	Exploration and development costs (oil and gas producing properties) (***)	Right-of-use assets	Total	Total
Balance at December 31, 2021	13,302	296,471	94,430	200,046	95,157	699,406	717,355
Accumulated cost	22,770	547,365	144,831	345,470	147,222	1,207,658	1,154,481
Accumulated depreciation and impairment (****)	(9,468)	(250,894)	(50,401)	(145,424)	(52,065)	(508,252)	(437,126)
Additions	−	2,229	16,262	42	15,996	34,529	33,534
Additions to / review of estimates of decommissioning costs	−	−	−	54	−	54	−
Capitalized borrowing costs	−	−	2,687	−	−	2,687	2,656
Signing bonus transfer (*****)	−	−	−	4,242	−	4,242	4,242
Write-offs	(1)	(3,592)	(4,811)	(3,012)	(6,884)	(18,300)	(18,006)
Transfers	321	8,963	(20,898)	12,053	−	439	373
Transfers to assets held for sale	(78)	(9,272)	(1,743)	(6,266)	(38)	(17,397)	(16,826)
Depreciation, amortization and depletion	(224)	(12,015)	−	(13,570)	(11,484)	(37,293)	(38,833)
Impairment recognition (note 17)	−	(241)	(91)	(212)	−	(544)	(505)
Impairment reversal (note 17)	−	62	9	57	−	128	127
Cumulative translation adjustment	(3)	(13)	(430)	(78)	(4)	(528)	−
Balance at June 30, 2022	13,317	282,592	85,415	193,356	92,743	667,423	684,117
Accumulated cost	22,564	535,190	134,005	337,430	146,509	1,175,698	1,123,374
Accumulated depreciation and impairment (****)	(9,247)	(252,598)	(48,590)	(144,074)	(53,766)	(508,275)	(439,257)
Weighted average useful life in years	40 (25 to 50) (except land)	20 (3 to 31)		Units of production method	8 (2 to 47)

36

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Consolidated						Parent
	Land, buildings and improvement	Equipment and other assets (*)	Assets under construction (**)	Exploration and development costs (oil and gas producing properties) (***)	Right-of-use assets	Total	Total
Balance at December 31, 2020	15,812	304,940	80,255	161,958	82,469	645,434	670,088
Additions	1	3,870	15,298	4	5,834	25,007	28,318
Additions to / review of estimates of decommissioning costs	−	−	−	(7)	−	(7)	−
Capitalized borrowing costs	−	−	2,555	−	−	2,555	2,527
Business combination	(1)	−	−	−	−	(1)	−
Write-offs	(2)	(241)	(863)	(79)	(369)	(1,554)	(1,563)
Transfers	57	3,838	(14,491)	11,012	(9)	407	(302)
Transfers to assets held for sale	−	(5,929)	(874)	(1,343)	12	(8,134)	(8,151)
Depreciation, amortization and depletion	(310)	(10,800)	−	(10,800)	(11,101)	(33,011)	(35,525)
Impairment recognition	−	(1,007)	−	(46)	−	(1,053)	(1,053)
Impairment reversal	−	210	153	97	−	460	308
Cumulative translation adjustment	(3)	34	(266)	(17)	(2)	(254)	−
Balance at June 30, 2021	15,554	294,915	81,767	160,779	76,834	629,849	654,647
Accumulated cost	23,735	554,159	142,176	317,840	125,157	1,163,067	1,115,389
Accumulated depreciation and impairment (****)	(8,181)	(259,244)	(60,409)	(157,061)	(48,323)	(533,218)	(460,742)

(*) Comprised of production platforms, refineries, thermoelectric plants, gas treatment units, pipelines and other operating, storage and production facilities, including subsea equipment for the production and flow of oil and gas depreciated using the units of production method.

(**) The balances by business segment are presented in Note 21.

(***) Comprises exploration and production assets related to wells, abandonment of areas, signature bonuses associated with proved reserves and other expenses directly linked to exploration and production, except production platforms (oil and gas producing fields).

(****) In the case of land and assets under construction, it refers only to impairment losses.

(*****) Transfer of Intangible assets referring to the Atapu and Sépia fields.

The rights-of-use comprise the following underlying assets:

Consolidated					Parent Company
	Platforms	Vessels	Buildings and others	Total	Total
06.30.2022
Accumulated cost	72,046	65,127	9,336	146,509	159,645
Accumulated depreciation and impairment	(20,451)	(30,655)	(2,660)	(53,766)	(56,461)
Total	51,595	34,472	6,676	92,743	103,184
12.31.2021
Accumulated cost	74,562	62,875	9,785	147,222	160,538
Accumulated depreciation and impairment	(19,652)	(29,410)	(3,003)	(52,065)	(54,117)
Total	54,910	33,465	6,782	95,157	106,421

15.2 Production Individualization Agreements

Petrobras has Production Individualization Agreements (AIP) signed in Brazil with partner companies in E&P consortia, as well as contracts resulting from divestment operations and strategic partnerships linked to these consortia. These agreements will result in equalizations payable or receivable of expenses and production volumes related to the Atapu, Berbigão, Sururu, Albacora Leste, Tartaruga Verde and others.

The following table shows the movement of amounts payable related to AIPs submitted for approval by the ANP, classified in the trade payables account, reflecting the best available estimate of the assumptions used in the calculation of the calculation basis and the sharing of relevant assets in areas to be equalized:

	2022 Jan-Jun	2021 Jan-Jun
Initial balance	2,033	1,925
Additions/(write-offs) in Property, Plant and Equipment	(192)	(352)
Other operating (income) expenses	49	288
Final balance	1,890	1,861

15.3 Capitalization rate used to determine the amount of borrowing costs eligible for capitalization

The weighted average rate of financial charges used to determine the amount of borrowing costs without a specific destination, to be capitalized as an integral part of assets under construction, was 6.56% p.a. in the period from January to June 2022 (6.08% p.a. in the period from January to June 2021).

37

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

16.	Intangible assets
16.1	By class of assets
	Consolidated				Parent Company
	Rights and Concessions (*)	Software	Goodwill	Total	Total
Balance at December 31, 2021	15,037	1,719	123	16,879	16,682
Accumulated Cost	15,312	7,373	123	22,808	21,769
Accumulated amortization and impairment	(275)	(5,654)	−	(5,929)	(5,087)
Addition	4,260	438	−	4,698	4,670
Capitalized borrowing costs	−	21	−	21	21
Write-offs	(50)	(4)	−	(54)	(5)
Transfers	(54)	(3)	−	(57)	(58)
Transfer of signature bônus (**)	(4,242)	−	−	(4,242)	(4,242)
Amortization	(9)	(178)	−	(187)	(178)
Impairment accrual	−	(6)	−	(6)	−
Cumulative translation adjustment	(10)	−	−	(10)	−
Balance at June 30, 2022	14,932	1,987	123	17,042	16,890
Accumulated Cost	15,216	7,786	123	23,125	22,150
Accumulated amortization and impairment	(284)	(5,799)	−	(6,083)	(5,260)
Estimated useful life in years	(***)	5	Indefinite

	Consolidated				Parent Company
	Rights and Concessions (*)	Software	Goodwill	Total	Total
Balance at December 31, 2020	76,464	1,089	125	77,678	77,258
Addition	66	300	−	366	338
Capitalized borrowing costs	−	9	−	9	9
Write-offs	(34)	(3)	−	(37)	(31)
Transfers	(227)	14	−	(213)	(195)
Amortization	(18)	(144)	−	(162)	(145)
Cumulative translation adjustment	(2)	−	−	(2)	−
Balance at June 30, 2021	76,249	1,265	125	77,639	77,234
Accumulated Cost	76,716	6,756	125	83,597	82,208
Accumulated amortization and impairment	(467)	(5,491)	−	(5,958)	(4,974)

(*) Comprised mainly of signature bonuses, paid in concession contracts for oil or natural gas exploration and production sharing, in addition to public service concessions, trademarks and patents and others.

(**) Transfer to property, plant and equipment referring to Atapu and Sépia fields.

(***) Comprised mainly of assets with an indefinite useful life, whose valuation is reviewed annually to determine whether it remains justifiable.

16.2	Surpluses from Transfer of Rights

Búzios

The expenses incurred by Petrobras in the ordinary operations of the auctioned area for the benefit of the consortium, carried out prior to the start of the Buzios Coparticipation Agreement, and not included in the total amount of compensation, in the updated amount of R$ 319, were reimbursed to Petrobras by the partners CNODC Brasil Petróleo e Gás Ltda (CNODC) and CNOOC Petroleum Brasil Ltda (CPBL) in February 2022.

Additionally, on March 4, 2022, Petrobras signed an agreement with its partner CPBL for the transfer of 5% of its interest in the Production Sharing Agreement for the Excess Volume of the Assignment Agreement for the Búzios field, in the pre-salt layer of Santos basin. The agreement results from the share purchase option exercised by CPBL on September 29, 2021.

The amount to be received in cash by Petrobras at the closing of the transaction is US$ 2,120 million, referring to the compensation and reimbursement of the signature bonus for the additional participation of CPBL, subject to the usual adjustments in this type of contract between the base date and the closing date and compliance with conditions precedent, such as authorization by the Administrative Council for Economic Defense (CADE), recommendation for approval of the Assignment by the National Agency of Petroleum, Natural Gas and Biofuels (ANP) and approval by the Ministry of Mines and Energy ( MME).

After the completion of the transaction, Petrobras will hold an 85% interest in the Production Sharing Agreement for the Excess Volume of the Assignment Agreement for the Búzios field, CPBL will hold a 10% interest and CNODC, 5%. The total interest in this Búzios Co-participation Agreement, including the installments of the Assignment Agreement and the BS-500 Concession Agreement (100% of Petrobras) will be 88.99% of Petrobras, 7.34% of CPBL and 3,67% of CNODC.

As of June 30, 2022, the assets and liabilities related to the agreement to transfer 5% of the interest are classified as held for sale.

38

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Atapu and Sepia

On April 27, 2022, Petrobras entered into the Production Sharing Agreement for the Surplus Volumes of the Assignment of Atapu in partnership with Shell Brasil Petróleo Ltda (Shell - 25%) and TotalEnergies EP Brasil Ltda. (TotalEnergies - 22.5%), and the Production Sharing Agreement for the Surplus Volumes of the Sepia Assignment, in consortium with the companies TotalEnergies (28%), Petronas Petróleo Brasil Ltda. (Petronas - 21%) and QP Brasil Ltda. (QP - 21%). These agreements are linked to the 2nd bidding round for the Surplus of the Transfer of Rights in the Production Sharing regime, which took place on December 17, 2021.

The Co-participation Agreements (Agreements) and the Addendums to the Agreement for the Individualization of Atapu and Sepia Production (AIPs), necessary to manage the coincident deposits contained in the area of the Assignment Agreement and in the area of the Production Sharing Agreement of the Surplus Transfer of Rights, were also concluded on April 27, 2022.

The compensations owed to Petrobras for Atapu and Sépia, which includes a preliminary estimate of the gross up of the taxes levied, under the terms of Ordinance No. 08 of April 19, 2021 from the MME, were paid by the partners on April 13, 26 and 27, 2022, amounting to R$9,960 in the Atapu compensation and R$14,552 in the Sépia compensation.

The Agreements came into force on May 2, 2022, after the attestation by Pré-Sal Petróleo S.A (PPSA) as to the contractors' compliance with the payment of compensation, as established in Ordinance No. 519 of May 21, 2021.

On the effective date of the Agreements, the property, plant and equipment and intangible assets associated with the Atapu and Sépia fields were partially written off, in exchange for financial compensation, resulting in a transaction similar to a sale.

The company calculated the amount of R$ 650, of which R$ 300 for Atapu and R$ 350 for Sépia, resulting from the difference between the preliminary estimate and the final calculation of the gross up of taxes levied on the net income generated by the transfer of ownership of the Petrobras assets for the Production Sharing regime, as provided for in Ordinance No. 08, mentioned above. This amount was received by Petrobras in July 2022 from Atapu and Sépia partners.

The consolidated result of the operation, presented in other operating income, was R$14,243, of which R$5,090 from Atapu and R$9,153 from Sepia.

The signature bonus corresponding to the company's participation in the Production Sharing Agreement (Surplus Volumes of the Transfer of Rights) in Sépia was R$ 2,141 and, in Atapu, in the amount of R$ 2,101.

Since it was a special auction, related to the surplus production of fields with technical and commercial feasibility already defined, the value of the signature bonus paid in the first quarter of 2022 was recognized in property, plant and equipment after the start of the Agreement.

17	Impairment
		Consolidated
		2022		2021
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Recognition of loss / (reversal)
Property, plant and equipment	420	416	55	593
Intangible	−	6	−	−
Property, plant and equipment and Intangible	420	422	55	593
Assets held for sale	427	421	442	412
	847	843	497	1,005
Investments	13	57	(2,140)	(1,948)
Net effect in the statement of income	860	900	(1,643)	(943)
Recognition of loss	1,052	1,105	832	1,712
Loss reversal	(192)	(205)	(2,475)	(2,655)

The company assesses the recoverability of assets annually or when there is an indication of devaluation. In the period from January to June 2022, net losses due to devaluation in the amount of R$ 843 were recognized in the statement of income, mainly due to the following reasons:

•	Permanent stoppage of the P-35 platform in the Marlim field, which led to the exclusion of this asset from the CGU Polo Norte and classification as an isolated asset, with the recognition of losses due to devaluation in the amount of R$ 262;

39

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

•	Approval of the sale of the Golfinho Complex, which comprises the fields of Golfinho, an oil producer, and Canapu, a producer of non-associated gas, and the exploratory block BM-ES-23. As a result of this operation, the company assessed the recoverability of the book value of the assets of the Complex, considering the fair value net of selling expenses, which resulted in the recognition of impairment losses in the amount of R$258;
•	Approval of the sale of the Northeast Lubricants and Petroleum Derivatives Refinery (LUBNOR), in the state of Ceará, which led to its exclusion from RTM CGU and classification as an isolated asset. As a result of this operation, the company assessed the recoverability of the book value of the refinery, considering the fair value net of selling expenses, which resulted in the recognition of impairment losses in the amount of R$ 222.

In the period from January to June 2021, net losses due to devaluation in the amount of R$ 1,005 were recognized in the statement of income, mainly due to the following reasons:

•	Permanent stoppage of platforms P-33 and P-26 in the Marlim field, which led to the exclusion of these assets from the CGU Polo Norte and classification as isolated assets, with the recognition of losses due to devaluation in the amount of R$ 1,031;
•	Approval of the sale of the Arembepe, Muryci and Bahia 1 Thermoelectric Power Plants, located in Camaçari, in the state of Bahia. As a result of this transaction, the company assessed the recoverability of the book value of the Thermoelectric Power Plants, considering the fair value net of selling expenses, which resulted in the recognition of impairment losses in the amount of R$441;
•	Evaluation of the recoverability of the book value of production field assets, considering the fair value net of selling expenses, which resulted in a reversal of impairment losses in the amount of R$ 308, mainly due to the approval of the sale of the concession of Papa Terra, located in the Campos Basin (Rio de Janeiro), in the amount of R$ 208;
•	Relocation of equipment from platforms P-72 and P-73 to producing fields in the Santos Basin. As a result, considering the expectation of future cash generation, it recognized a reversal of impairment losses in the amount of R$151.
17.1	Investment in an associate with shares traded on stock exchanges (Petrobras Distribuidora S.A. - BR)

On August 26, 2020, the Board of Directors of Petrobras approved the process of divestment of its entire interest in Petrobras Distribuidora. On June 30, 2021, the Board of Directors approved the price per common share issued by Petrobras Distribuidora S.A., in the amount of R$ 26.00, within the scope of the public offering of secondary distribution of Shares held by Petrobras, resulting in an amount of sale of R$11,264, net of transaction costs.

The evaluation of the recoverability of the investment based on the cash flow from the sale resulted in the recognition of reversals of net impairment losses, in the period from January to June 2021, in the amount of R$ 2,019.

18	Exploration and evaluation of oil and gas reserves

Changes in capitalized costs related to exploratory wells and the balances of amounts paid for obtaining rights and concessions for oil and natural gas exploration, both directly related to exploratory activities in unproved reserves, are presented in the following table:

	Consolidated
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs (*)	2022 Jan-Jun	2021 Jan-Jun
Property plant and equipment
Opening Balance	11,127	15,716
Additions	486	1,194
Write-offs	(72)	(965)
Transfers	(210)	(780)
Cumulative translation adjustment	(37)	(22)
Closing Balance	11,294	15,143
Intangible Assets	14,322	75,320
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs	25,616	90,463
(*) Amounts capitalized and subsequently expensed in the same period have been excluded from this table.

40

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Exploration costs recognized in the statement of income and cash flows used related to oil and gas exploration and evaluation activities are set out in the following table:

		Consolidated
	2022		2021
Exploration costs recognized in the statement of income	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Geological and geophysical expenses	403	681	460	829
Exploration expenditures written off (includes dry wells and signature bonuses)	341	455	296	1,036
Contractual penalties (*)	(545)	(536)	149	233
Other exploration expenses	(3)	4	100	103
	196	604	1,005	2,201

Cash used in:
Operating activities	400	685	560	932
Investment activities	4,452	4,847	687	1,315
	4,852	5,532	1,247	2,247

(*) Petrobras made a reversal of R$639 on the provision related to contractual penalties for local content on June 30, 2022, as described in note 30.

19	Collateral for crude oil exploration concession agreements

The Company has granted collateral to ANP in connection with the performance of the Minimum Exploration Programs established in the concession agreements for petroleum exploration areas in the total amount of R$ 10,021 of which R$ 10,021 were still in force, net of commitments undertaken. The collateral comprises crude oil from previously identified producing fields, pledged as collateral, amounting to R$ 6,933 and bank guarantees of R$ 3,088.

20	Investments
20.1	Changes in investment (Parent Company)
	Controlled companies	Joint operations	Jointly controlled companies	Associates (*)	Total
Balance at December 31, 2021	264,102	180	109	5,434	269,825
Investments	9	−	74	−	83
Transfers to held for sale	(9)	−	−	(282)	(291)
Restructuring, capital decrease and others	(517)	−	−	5	(512)
Results in equity-accounted investments (**)	11,379	30	65	922	12,396
Cumulative translation adjustments	(16,557)	−	−	(517)	(17,074)
Other comprehensive income	189	−	2	764	955
Dividends	(722)	(80)	(23)	(505)	(1,330)
Balance at June 30, 2022	257,874	130	227	5,821	264,052

	Controlled companies	Joint operations	Jointly controlled companies	Associates (*)	Total
Balance at December 31, 2020	228,777	164	237	12,697	241,875
Investments	110	−	27	−	137
Transfers to held for sale	−	−	(11)	(11,264)	(11,275)
Restructuring, capital decrease and others	637	−	−	(931)	(294)
Results in equity-accounted investments	3,421	23	43	5,735	9,222
Cumulative translation adjustments	(9,121)	−	14	(381)	(9,488)
Other comprehensive income	119	−	(1)	733	851
Dividends	(795)	(34)	(26)	(816)	(1,671)
Balance at June 30, 2021	223,148	153	283	5,773	229,357
(*) Includes Braskem and other investments
(**) In the income statement, it includes the results of companies classified as held for sale in the amount of R$ 62 on June 30, 2022.

41

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

20.2	Changes in investment (Consolidated)
	Jointly controlled companies	Associates (*)	Total
Balance at December 31, 2021	2,839	5,588	8,427
Investments	74	29	103
Transfers to held for sale	−	(282)	(282)
Restructuring, capital decrease and others	−	(69)	(69)
Results in equity-accounted investments	792	970	1,762
Cumulative translation adjustments	(151)	(525)	(676)
Other comprehensive income	2	764	766
Dividends	(533)	(505)	(1,038)
Balance at June 30, 2022	3,023	5,970	8,993

	Jointly controlled companies	Associates (*)	Total
Balance at December 31, 2020	4,232	12,778	17,010
Investments	28	39	67
Transfers to held for sale	(11)	(11,264)	(11,275)
Restructuring, capital decrease and others	(1)	(926)	(927)
Results in equity-accounted investments	583	5,741	6,324
Cumulative translation adjustments	(86)	(387)	(473)
Other comprehensive income	(1)	733	732
Dividends	(344)	(818)	(1,162)
Balance at June 30, 2021	4,400	5,896	10,296
(*) Includes Braskem and other investments.

21	Assets by operating segment

The segmented information reflects the evaluation structure of senior management in relation to performance and the allocation of resources to the business.

Consolidated assets by operating segment - 06.30.2022
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate	Eliminations	Total
Current assets	46,159	95,125	15,868	111,979	(44,346)	224,785
Non-current assets	568,855	122,083	39,966	49,065	−	779,969
Long-term receivables	30,979	14,147	3,364	38,021	−	86,511
Investments	2,121	5,894	818	160	−	8,993
Property, plant and equipment	521,057	101,490	35,389	9,487	−	667,423
Operating assets	462,787	86,563	24,822	7,836	−	582,008
Under construction	58,270	14,927	10,567	1,651	−	85,415
Intangible assets	14,698	552	395	1,397	−	17,042
Total Assets	615,014	217,208	55,834	161,044	(44,346)	1,004,754

Consolidated assets by operating segment - 12.31.2021
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate	Eliminations	Total
Current assets	33,672	70,822	21,418	73,995	(31,660)	168,247
Non-current assets	597,740	121,076	37,669	48,220	(1)	804,704
Long-term receivables	28,136	12,342	1,795	37,720	(1)	79,992
Investments	2,194	5,412	662	159	−	8,427
Property, plant and equipment	552,654	102,788	34,829	9,135	−	699,406
Operating assets	486,676	89,770	20,868	7,662	−	604,976
Under construction	65,978	13,018	13,961	1,473	−	94,430
Intangible assets	14,756	534	383	1,206	−	16,879
Total Assets	631,412	191,898	59,087	122,215	(31,661)	972,951

22	Disposal of assets and other changes in organizational structure

The Company has an active partnership and divestment portfolio, which takes into account opportunities for disposal of non-strategic assets in several areas in which it operates, whose development of transactions also depends on conditions beyond the control of the Company.

The divestment projects and strategic partnerships follow the procedures aligned with the guidelines of the Brazilian Federal Auditor’s Office (Tribunal de Contas da União – TCU) and the current legislation.

The major classes of assets and related liabilities classified as held for sale are shown in the following table:

42

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Consolidated
	06.30.2022					12.31.2021
	E&P	RT&M	Gas & Power	Corporate and other segments	Total	Total
Assets classified as held for sale
Cash and Cash Equivalents	−	−	37	−	37	72
Trade receivables	−	−	202	−	202	175
Inventories	−	433	4	−	437	408
Investments	1	282	1,419	9	1,711	1,599
Property, plant and equipment	26,321	842	4	9	27,176	11,023
Others	−	13	764	−	777	618
Total	26,322	1,570	2,430	18	30,340	13,895
Liabilities on assets classified as held for sale
Trade Payables	−	−	7	−	7	9
Finance debt	−	−	−	185	185	5
Provision for decommissioning costs	9,198	−	−	−	9,198	4,646
Others	−	−	156	−	156	180
Total	9,198	−	163	185	9,546	4,840

22.1           Transactions pending closing at June 30, 2022

In operations carried out in previous periods, the main assets and liabilities classified as held for sale include: (i) total interest in the Peroá Complex; (ii) total interest in the Papa-Terra production field; (iii) onshore fields in Bahia, Ceará, Espírito Santo and Sergipe; (iv) Gaspetro; (iv) REMAN Refinery; (v) Unidade de Industrialização do Xisto (Shale Industrialization Unit) - SIX; and (vi) additional interest of 5% related to Surpluses from Rights’ Assignment - Búzios (explanatory note 16.2 – Intangible assets).

In relation to the divestment in REMAN, on March 8, 2022, the Administrative Council for Economic Defense (CADE) published a statement declaring the Concentration Act complex and ordering the performance of due diligence related to the process of sale of the REMAN refinery to Ream Participações S.A., whose agreement was signed in August 2021. The Concentration Act process requires diligencies related to a more in-depth analysis of the transaction. Completion of this process is expected to take place between 240 and 330 days from November 2021. Petrobras is collaborating with CADE to obtain approval for the transaction within the legal deadline.

The sale of 51% of Petrobras Gás S.A. (Gaspetro) was concluded on July 11, 2022, as described in Note 30 – Subsequent Events.

Additionally, in the period from January to June 2022, new agreements were signed and, together with the operations carried out in previous periods, comprise the assets and liabilities held for sale on June 30, 2022. The new agreements are demonstrated as follows:

Transaction	Buyer	Approval date for signature	Amount (*)	Conditions and deadlines for receipt and other information
Sale of the entire interest in a set of 22 concessions for onshore and shallow water production fields, together with their processing, refining, logistics, storage, transport and outflow of oil and natural gas infrastructure, located in the Potiguar Basin, in the state of Rio Grande do Norte, jointly called Potiguar Pole.	3R Potiguar S.A., wholly-owned company of 3R Petroleum Óleo e Gás S.A.	Jan/2022	US$ 1,385 million	a
Sale of the entire interest in a set of four concessions of onshore production fields, with integrated facilities, located in the state of Espírito Santo, jointly called Norte Capixaba Pole.	Seacrest Petróleo SPE Norte Capixaba Ltda., wholly-owned company of Seacrest Exploração e Produção de Petróleo Ltda.	Feb/2022	US$ 478 million	b
Sale of the entire interest in the Albacora Leste concession, located predominantly in deep waters in the Campos Basin.	Petro Rio Jaguar Petróleo Ltda. (PetroRio), associated company of Petro Rio S.A.	Apr/2022	US$ 1,951 million	c
Sale of the entire interest (27.88%) in Deten Química S.A (Deten), located in the industrial hub of Camaçari, in the state of Bahia.	Cepsa Química S.A.	Apr/2022	585	d
Sale of the Lubrificantes e Derivados de Petróleo do Nordeste (LUBNOR) refinery and associated logistics assets, located in the state of Ceará.	Grepar Participações Ltda.	May/2022	US$ 34 million	e
Sale of the total interest in the sets of maritime concessions called Golfinho Pole and Camarupim Pole, in deep waters in the post-salt, located in the Espírito Santo Basin.	BW Energy Maromba do Brasil Ltda (BWE)	Jun/2022	US$ 15 million	f

(*) Transaction value, which does not include contingent assets, when contractually provided.

It is important to mention that the transaction values do not consider the adjustments due until the closing of the transaction, which are subject to the fulfillment of certain conditions precedent, such as approvals by the ANP and CADE.

43

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

a) Sale of assets of the Potiguar Pole

The conditions and terms of receipt will be as follows: (a) US$ 110 million received on the date of execution of the purchase and sale agreement; (b) US$1.04 billion upon closing of the transaction and (c) US$235 million to be paid in 4 annual installments of US$58.75 million, beginning in March 2024.

b) Sale of assets in the Capixaba North Pole

The conditions and terms of receipt will be as follows: (a) US$ 35.85 million received on the date of execution of the agreement; (b) US$442.15 million at the closing of the transaction and (c) up to US$66 million in contingent payments provided for in contracts, depending on future Brent quotations.

c) Sale of Albacora Leste

Receipt conditions and terms: (a) US$ 292.7 million received on the date of execution of the agreement; (b) US$ 1.66 billion at the closing of the transaction; and (c) up to US$250 million in contingent payments, depending on future Brent prices.

d) Sale of Deten

Conditions and terms of receipt: deposit of 5% of the value on the date of signature of the purchase and sale agreement, which will be deducted from the total amount upon payment.

e) Sale of LUBNOR

Receipt Terms and Conditions: (a) US$3.4 million received on signature date; (b) US$9.6 million to be paid upon closing of the transaction; and (c) US$21 million in deferred payments.

f) Sale of interest in Golfinho and Camarupim Poles

Receipt conditions and terms: (a) US$ 3 million received on the signature date, (b) US$ 12 million to be paid at the closing of the transaction; and (c) up to US$60 million in contingent payments, depending on future Brent prices and asset development.

22.2           Completed operations

The main asset sales operations are presented below:

Transaction	Buyer	Signature date (S) and closing date (C)	Sale amount (*) (**)	Closing amount in other currencies (***)	Gain (loss) (****)	Other information
Sale of the entire interest in a set of seven land and shallow water concessions called Alagoas Pole and the Natural Gas Processing Unit – UPGN of Alagoas	Petromais Global Exploração e Produção S.A., currently Origem Energia S.A.	Jul/2021 Feb/2022	1,567	US$ 300 miillion	1,738	a
Sale of the entire interest in fourteen onshore exploration and production fields, called Recôncavo Pole, located in the state of Bahia	3R Candeias S.A. subsidiary of 3R Petroleum Óleo e Gás	Dec/2020 May/2022	1,298	US$ 256 million	1,066	b

			2,865		2,804
			2.865		2.804
(*) Amount agreed upon signing the transaction, plus closing price adjustment, when provided for in the contract.
(**) The amount of “Receipts from the sale of assets (Disinvestments) in the Statement of Cash Flows” is mainly composed of amounts from the Divestment Program: partial receipt of operations this year, installments of operations from previous years and advances related to unfinished operations.
(***) Contractual value and price adjustments of operations traded in a currency other than the Brazilian real.
(****) Recognized in "Income from disposals, write-off of assets and result on remeasurement of equity interests" - explanatory note 6 - Other (expenses) net operating income.

The operations were concluded after the fulfillment of conditions precedent.

a) Sale of Polo Alagoas assets

The transaction was concluded with the receipt of US$ 60 million on the date of execution of the purchase and sale agreement and US$ 240 million at the closing of the transaction.

44

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

b) Sale of Polo Recôncavo assets

The transaction was concluded with the receipt of US$ 10 million on the date the purchase and sale agreement was signed and US$ 246 million on the closing date of the transaction.

22.3           Price adjustments – Transactions completed in previous years

a) Sale of RLAM

On November 30, 2021, Petrobras finalized the sale of its entire interest in Refinaria de Mataripe S.A., the company that owns Refinaria Landulpho Alves (RLAM) to the company MC Brazil Downstream Participações S.A. As part of the negotiation, which provided for a final adjustment of the acquisition price, Petrobras recognized in January 2022 the amount of R$368 (US$68 million) in other operating income.

The amount is still subject to eventual residual adjustment between the parties.

22.4           Contingent assets on asset sales

Some asset sales provide for receipts subject to contractual clauses, especially related to the Brent variation in sales related to E&P assets.

The divestments that may generate revenue recognition, recorded in other operating income, are presented below:

Sales	Divestment closing date	At closing of the agreement US$ million	Asset recognized in the period from January to June 2022		Active recognized in previous periods US$ million
			US$ million	R$
Sales in previous years
Riacho da Forquilha Pole	Dec/2019	62	8	41	−
Pampo and Enchova Poles	Jul/2020	650	125	621	36
Baúna Field	Nov/2020	285	95	502	17
Frade Field	Feb/2021	20	−	−	−
Ventura Pole	Jul2021	43	−	−	43
Miranga Pole	Dec/2021	85	33	164	15
Cricaré Pole	Dec/2021	118	20	104	−
		−	−	−

Total			281	1,432	111

22.5           Other Operations

On March 23, 2022, the process of closing the company Participações em Complexos Bioenergéticos S.A. - PCBios was concluded, in which Petrobras held 50%. The dissolution and liquidation of PCBios were approved at the company's Extraordinary General Meeting. There were no effects in the statement of income.

23	Finance debt
23.1	Balance by type of finance debt
	Consolidated
	06.30.2022	12.31.2021
Banking Market	6,503	6,904
Capital Market	14,669	13,975
Development banks (*)	4,032	4,291
Others	32	39
Total in Brazil	25,236	25,209
Banking Market	41,464	47,573
Capital Market	80,984	108,968
Export Credit Agency	14,079	16,468
Others	881	1,006
Total abroad	137,408	174,015
Total finance debt	162,644	199,224
Current	21,560	20,316
Noncurrent	141,084	178,908

(*) Includes BNDES, FINAME, and FINEP.

45

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

The amount classified in current liabilities is composed of:

	Consolidated
	06.30.2022	12.31.2021
Short-term debt	790	602
Current portion of long-term debt	18,318	17,093
Accrued interest on short and long-term debt	2,452	2,621
Total	21,560	20,316

The capital market balance is mainly composed of R$77,885 in global notes, issued abroad by PGF, and R$13,742 in debentures, issued in Brazil by Petrobras.

The global notes mature between 2024 and 2115 and do not require collateral. Such financing was carried out in dollars, euros and pounds, being 87%, 2% and 11% of the total of global notes, respectively.

The debentures, with maturities between 2022 and 2034 and without guarantees, are not convertible into shares.

As of June 30, 2022, there were no defaults, breaches of covenants (breaches) or adverse changes in clauses that resulted in changes in the payment terms of loan and financing agreements. There was no change in the guarantees required in relation to December 31, 2021.

23.2	Changes
	Consolidated
	Brazil	Abroad	Total
Balance at December 31, 2021	25,209	174,015	199,224
Proceeds from financing	−	1,645	1,645
Repayment of principal (*)	(886)	(25,589)	(26,475)
Repayment of interest (*)	(646)	(4,091)	(4,737)
Charges incurred in the period (**)	1,017	4,807	5,824
Monetary and exchange variations	542	(2,766)	(2,224)
Cumulative translation adjustment	−	(10,613)	(10,613)
Balance at June 30, 2022	25,236	137,408	162,644

	Consolidated
	Brazil	Abroad	Total
Balance at December 31, 2020	46,009	234,029	280,038
Proceeds from financing	-	8,469	8,469
Repayment of principal (*)	(17,871)	(49,391)	(67,262)
Repayment of interest (*)	(843)	(5,915)	(6,758)
Charges incurred in the period (**)	857	7,723	8,580
Monetary and exchange variations	687	(1,081)	(394)
Cumulative translation adjustment	-	(5,049)	(5,049)
Balance at June 30, 2021	28,839	188,785	217,624
(*) Includes prepaymments.
(**)Includes appropriations of goodwill, discounts and associated transaction costs.

The company settled several loans and financing, in the amount of R$31,780, highlighting the repurchase and redemption of R$19,547 of securities in the international capital market.

23.3	Reconciliation with cash flows from financing activities
			2022			2021
			Jan-Jun			Jan-Jun
	Proceeds from financing	Repayment of principal	Repayment of interest	Proceeds from financing	Repayment of principal	Repayment of interest
Changes in financing	1,645	(26,475)	(4,737)	8,469	(67,262)	(6,758)
Debt reestructuring	−	(538)	−	−	(4,504)	−
Related deposits (*)	−	(27)	(3)	−	(132)	(29)

Cash flows from financing activities	1,645	(27,040)	(4,740)	8,469	(71,898)	(6,787)

(*)Amounts deposited for payment of obligations related to financing obtained from the China Development Bank (CDB), with semi-annual settlements in June and December.

46

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

23.4	Summarized information on current and non-current finance debt
	Consolidated
Maturity in	2022	2023	2024	2025	2026	2027 onwards	Total (*)	Fair value

Financing in U.S. Dollars (US$)(*):	8,625	13,393	17,059	13,540	8,094	63,344	124,055	123,044
Floating rate debt (**)	6,532	13,393	14,012	10,128	5,988	4,700	54,753
Fixed rate debt	2,093	−	3,047	3,412	2,106	58,644	69,302
Average interest rate (p.a)	5.0%	6.2%	6.1%	6.0%	6.4%	6.6%	6.4%
Financing in Brazilian Reais (R$):	4,999	2,522	3,515	1,158	2,284	10,758	25,236	24,320
Floating rate debt(***)	3,678	1,478	1,468	725	725	2,768	10,842
Fixed rate debt	1,321	1,044	2,047	433	1,559	7,990	14,394
Average interest rate (p.a)	6.1%	5.9%	5.4%	4.8%	4.3%	4.8%	5.2%
Financing in Euro (€):	−	81	66	1,642	−	2,987	4,776	4,667
Fixed rate debt	−	81	66	1,642	−	2,987	4,776
Average interest rate (p.a)	-	4.7%	4.7%	4.7%	−	4.7%	4.7%
Financing in Pound Sterling (£):	205	83	−	−	3,409	4,880	8,577	8,150
Fixed rate debt	205	83	−	−	3,409	4,880	8,577
Average interest rate (p.a)	6.2%	6.2%	−	−	6.2%	6.4%	6.3%
Total on June 30, 2022	13,829	16,079	20,640	16,340	13,787	81,969	162,644	160,181
Average interest rate (p.a)	5.3%	6.1%	6.0%	5.8%	6.0%	6.5%	6.3%	−
Total on December 31, 2021	20,315	16,591	22,253	19,247	15,809	105,009	199,224	211,453
Average interest rate (p.a)	5.2%	5.3%	5.5%	5.6%	5.9%	6.5%	6.2%	−

(*)The average maturity of outstanding debt as of June 30, 2022 is 13.04 years (13.39 years as of December 31, 2021).

(**) Operation

(**) Operations with variable index plus fixed spread.

(***) Operations with variable index plus fixed spread, as applicable.

As of June 30, 2022, the fair values of financing are mainly determined by using:

Level 1 - prices quoted in active markets, when applicable, in the amount of R$ 75,436 (R$ 115,906, on December 31, 2021); and

Level 2 - cash flow method discounted by the spot rates interpolated from the indexes (or proxies) of the respective financing, observed to the pegged currencies, and by the credit risk of Petrobras, in the amount of R$ 84,745 (R$ 95,547, on December 31, 2021).

The sensitivity analysis for financial instruments subject to foreign exchange variation is set out in note 27.3.

The nominal (undiscounted) flow of principal and interest on financing, by maturity, is shown below:

	Consolidated
Maturity	2022	2023	2024	2025	2026	2027 onwards	06.30.2022	12.31.2021
Principal	11,261	16,247	21,156	16,812	14,261	86,805	166,542	204,007
Interest	4,886	8,721	7,796	6,511	5,838	105,230	138,982	170,524
Total (*)	16,147	24,968	28,952	23,323	20,099	192,035	305,524	374,531
(*)The nominal flow of leases is found in note 24. .

23.5	Lines of credit
				06.30.2022
Company	Financial institution	Date	Maturity	Available (Lines of Credit)	Used	Balance
Abroad (in US$ million)
PGT BV	Syndicate of banks	12/16/2021	11/16/2026	5,000	−	5,000
PGT BV (*)	Syndicate of banks	03/27/2019	02/27/2024	3,250	−	3,250
Total				8,250	-	8,250
In Brazil
Petrobras	Banco do Brasil	03/23/2018	09/26/2026	2,000	−	2,000
Petrobras	Bradesco	06/01/2018	05/31/2023	2,000	−	2,000
Petrobras	Banco do Brasil	10/04/2018	09/05/2025	2,000	−	2,000
Transpetro	Caixa Econômica Federal	11/23/2010	Not defined	329	−	329
Total				6,329	−	6,329
(*) In April 2021, PGT extended part of the Revolving Credit Facility. As such, US$2,050 million will be available for withdrawal from February 28, 2024 through February 27, 2026.

24	Lease liabilities

Changes in lease agreements recognized as liabilities are shown below:

47

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Consolidated
	Brazil	Abroad	Total
Balance at December 31, 2021	25,695	102,899	128,594
Remeasurement/New agreements	4,761	2,571	7,332
Payment of principal and interest	(3,972)	(9,641)	(13,613)
Charges incurred in the period	818	2,447	3,265
Monetary and Exchange variation	(830)	(6,413)	(7,243)
Cumulative translation adjustments	−	(161)	(161)
Transfers	−	(181)	(181)
Balance at June 30, 2022	26,472	91,521	117,993

	Consolidated
	Brazil	Abroad	Total
Balance at December 31, 2020	22,556	89,954	112,510
Remeasurement /Novos contratos	1,741	2,573	4,314
Payment of principal and interest	(4,042)	(11,531)	(15,573)
Charges incurred in the period	582	2,646	3,228
Monetary and Exchange variation	(484)	(2,881)	(3,365)
Cumulative translation adjustments	−	(91)	(91)
Transfers	15	(93)	(78)
Balance at June 30, 2021	20,368	80,577	100,945

As of June 30, 2022, the lease liability of Petrobras Holding is R$ 126,362 (R$ 138,238 as of December 31, 2021), including leases and subleases with investee companies, mainly vessels with PNBV and Transpetro.

The nominal flow (not discounted) without considering the projected future inflation in the flows of the lease contracts, by maturity, is presented below:

	Consolidated
Maturity in	2022	2023	2024	2025	2026	2027 onwards	Total
Nominal value on June 30,, 2022	14,985	24,546	18,479	13,544	10,800	80,063	162,417
Nominal value on December 31, 2021	31,077	22,011	16,895	12,885	11,004	81,520	175,392

In certain contracts, during the lease term, there are payments that vary due to changes in facts or circumstances that occurred after the commencement date, in addition to the passage of time. Such payments are not included in the measurement of lease obligations. In the period from January to June 2022, these amounts were R$3,023 and represented 22% in relation to fixed payments (R$1,996 and represented 13% in relation to fixed payments in the period from January to June 2021).

In the period from January to June 2022, the company recognized leasing expenses in the amount of R$ 431 (R$ 248 in the period from January to June 2021), referring to contracts with a term of less than one year.

As of June 30, 2022, the nominal value of lease agreements that had not yet been initiated, due to the related assets being under construction or not having been made available for use, represent the amount of R$ 403,659 (R$ 443,967 in 31 December 2021). The reduction basically corresponds to the appreciation of the Real against the U.S Dollar.

The sensitivity analysis of financial instruments subject to exchange variation is presented in Note 27.3.

25	Equity
25.1	Share capital

As of June 30, 2022 and December 31, 2021, the subscribed and paid-in capital in the amount of R$205,432 is represented by 13,044,496,930 shares, of which 7,442,454,142 are common shares and 5,602,042,788 are preferred shares, all registered, book-entry shares with no par value.

Preferred shares have priority in the case of capital reimbursement, do not guarantee voting rights and are not convertible into common shares.

There are shares held by Petrobras that are held in treasury, represented by 295,669 shares, of which 222,760 are common shares and 72,909 are preferred shares.

48

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

25.2	Remuneration to shareholders

Dividends for the year 2021

On April 13, 2022, the Annual Shareholders' Meeting approved dividends for fiscal year 2021, in the amount of R$101,395, corresponding to R$7.773202 per outstanding preferred and common share. This amount includes the anticipation of shareholder remuneration, monetarily restated by the Selic rate variation from the date of payment to December 31, 2021, in the amount of R$64,075, and the complementary dividend of R$37,320 that, on December 31, 2021, was highlighted in shareholders’ equity as a proposed additional dividend.

Complementary dividends of R$37,320 were reclassified from shareholders' equity to liabilities on the date of approval of the Annual Shareholders' Meeting and payment approved for May 16, 2022 in the amount of R$38,745, equivalent to R$2.9702487 per outstanding preferred and common share, with the adjustment by the Selic rate variation from December 31, 2021 until the payment date.

Anticipation of dividends for the year 2022

On May 5, 2022, the Board of Directors approved the distribution of remuneration to shareholders in the total amount of R$ 48,466 (R$ 3.715490 per preferred share and common outstanding), based on the result for the period from January to March 2022 (interim) by use of a portion of the profit retention reserve account (intermediate), as shown in the following table:

	Remuneration to shareholders
	Date of shareholder position	Amount per share common and preferred (R$)	Amount
Interim dividends	05.23.2022	2.708577	35,331
Interim interest on capital	05.23.2022	0.430177	5,612
Total prepayments based on net income for the period Jan-Mar 2022		3.138754	40,943
Interim dividends using a portion of the profit retention reserve as of 12.31.2021	05.23.2022	0.576736	7,523
Total of remuneration to shareholders		3.715490	48,466
Outstanding preferred shares		3.715490	20,814
Outstanding common shares		3.715490	27,652

The dividends and interest on capital were paid in June and July 2022, in two equal installments of R$24,233 (R$1.857745 per outstanding preferred share and common share).

The amount will be monetarily restated, according to the variation of the Selic rate, from the date of the effective payment until the end of said fiscal year, and will be deducted from the remuneration that will be distributed to shareholders at the end of the 2022 fiscal year.

The anticipation of interest on capital for the year 2022 resulted in an income tax and social contribution tax credit of R$1,908. The interest on capital was subject to withholding income tax of 15%, except for immune and exempt shareholders, as established in Law No. 9,249/95.

Dividends payable

On June 30, 2022, the balance of dividends payable, in the amount of R$ 24,233, corresponds to the second installment of the anticipation of dividends for the year 2022. This installment of dividends was paid on July 20, 2022.

49

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

25.3	Earnings per share
		Consolidated and Parent Company
	2022		2021
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Basic and diluted denominator – Net income (loss) attributable to shareholders of Petrobras attributable equally between share classes
Net income of the period
Common	30,997	56,421	24,450	25,116
Preferred	23,333	42,470	18,405	18,906
	54,330	98,891	42,855	44,022

Basic and diluted denominator - Weighted average number of outstanding shares (number of shares)
Common	7,442,231,382	7,442,231,382	7,442,231,382	7,442,231,382
Preferred	5,601,969,879	5,601,969,879	5,601,969,879	5,601,969,879
	13,044,201,261	13,044,201,261	13,044,201,261	13,044,201,261

Basic and diluted earnings per share (R$ per share)
Common	4.16	7.58	3.28	3.37
Preferred	4.16	7.58	3.28	3.37

Basic earnings per share are calculated by dividing the net income (loss) attributable to shareholders of Petrobras by the weighted average number of outstanding shares during the period.

Diluted earnings (losses) per share are calculated by adjusting the net income (loss) and the weighted average number of shares taking into account the effects of all dilutive potential shares (equity instrument or contractual arrangements that are convertible into shares).

Basic and diluted earnings (losses) are identical as the Company has no potential shares in issue.

26	Fair value of financial assets and liabilities
	Fair value measured based on
	Level I	Level II	Level III	Total fair value recorded
Assets
Marketable securities	3,256	−	−	3,256
Commodity derivatives	206	22	−	228
Balance at June 30, 2022	3,462	22	−	3,484
Balance at December 31, 2021	3,630	128	−	3,758

Liabilities
Foreign currency derivatives	−	(1,437)	−	(1,437)
Interest derivatives	−	(38)	−	(38)
Balance at June 30, 2022	−	(1,475)	−	(1,475)
Balance at December 31, 2021	(6)	(1,519)	−	(1,525)

The estimated fair value for the company's financing, calculated at current market rates, is set out in note 23.

Certain receivables are classified as fair value through profit or loss, as presented in note 9.

The fair values of cash and cash equivalents, short-term debt and other financial assets and liabilities are equivalent or do not differ significantly from their carrying amounts.

27	Risk management
27.1	Derivative financial instruments

The following tables present a summary of the positions held by the company as of June 30, 2022, recognized as other current assets and liabilities, in addition to the amounts recognized in income, other comprehensive income for the period and guarantees given as collateral by nature of the operations:

50

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

		Statement of Financial Position
				Fair value
	Notional value		Asset Position (Liability)		Maturity
	06.30.2022	12.31.2021	06.30.2022	12.31.2021
Derivatives not designated for hedge accounting
Future contracts - total (*)	(3,884)	(1,308)	206	(6)
Long position/Crude oil and oil products	5,242	1,380	−	−	2022
Short position/Crude oil and oil products	(9,126)	(2,688)	−	−	2022
Swap (**)
Long put/ Soybean oil (**)	(13)	(11)	12	(2)	2022
Options
Long put/ Soybean oil (**)	(25)	−	10	−	2022
Forward contracts
Short position/Foreign currency (BRL/USD) (***)	US$ 64	US$ 15	(16)	1	2022
Short position/Foreign currency (EUR/USD) (***)	EUR 94	-	(3)	-	2022
Swap
Foreign currency / Cross-currency Swap (***)	GBP 583	GBP 583	(164)	127	2026
Foreign currency / Cross-currency Swap (***)	GBP 442	GBP 442	(718)	(277)	2034
Swap - IPCA	3,008	3,008	(38)	(6)	2029/2034
Foreign currency / Cross-currency Swap (***)	US$ 729	US$ 729	(536)	(1,234)	2024/2029
Total recognized in the Statement of Financial Position			(1,247)	(1,397)
(*) Notional value in thousands of bbl.
(**) Notional value in thousands of tons.
(***) Amounts in US$, EUR (euros) and GBP are presented in million.

	Gains/ (losses) recognized in the statement of income
		2022		2021
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Commodity derivatives
Other commodity derivative transactions - 27.2 (a)	(809)	(1,091)	(98)	(224)
Recognized in Other Income and Expenses	(809)	(1,091)	(98)	(224)
Currency derivatives
Swap Pounds Sterling x Dollar - 27.3 (b)	(622)	(780)	(158)	(1)
NDF – Pounds Sterling x Dollar - 27.3 (b)			25	45
Swap CDI x Dollar - 27.3 (b)	(113)	766	452	298
Others	(1)	(2)	(2)	2
	(736)	(16)	317	344
Interest rate derivatives
Swap - CDI X IPCA	(78)	(97)	96	(58)
	(78)	(97)	96	(58)
Cash flow hedge on exports (*)	(5,442)	(12,663)	(6,333)	(12,427)
Recognized in Net finance income (expense)	(6,256)	(12,776)	(5,920)	(12,141)
Total	(7,065)	(13,867)	(6,018)	(12,365)
(*) As presented in note 27.3
	Gains/ (losses) recognized in other comprehensive income
	Apr-Jun	2022 Jan-Jun	Apr-Jun	2021 Jan-Jun
Cash flow hedge on exports (*)	(26,965)	40,164	49,046	24,620

(*) As presented in note 27.3

51

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Guarantees given (received) as collateral
	06.30.2022	12.31.2021
Commodity derivatives	583	86
Currency derivatives	700	150
	1,283	236

A sensitivity analysis of the derivative financial instruments for the different types of market risks as of June 30, 2022 is set out as follows:

		Consolidated
Financial Instruments	Risk	Probable Scenario	Possible Scenario (∆ of 25%)	Remote Scenario (∆ of 50%)
Derivatives not designated for hedge accounting
Future and Swap contracts	Crude oil and oil products - price changes	−	(1,007)	(2,013)
Future and Swap contracts	Soy oil - price changes	12	38	89
Options	Soy oil - price changes	10	16	56
NDF	Exchange rate – Depreciation of the Real compared to USD	(16)	95	175
		6	(858)	(1,693)

The probable scenario uses references external to the Company, widely used in the pricing of cargo in the oil, oil products and natural gas market, which take into account the closing price of the asset on June 30, 2022, and therefore, it is considered that there is no variation in the result of open operations in this scenario. The possible and remote scenarios reflect the potential effect on the result of outstanding transactions, considering a variation in the closing price of 25% and 50%, respectively. To simulate the most unfavorable scenarios, the variation was applied to each product group according to the position of open operations: price drop for long positions and high for short positions.

27.2	Risk management of crude oil and oil products prices

Petrobras prefers exposure to the price cycle to the systematic performance of protection of operations of purchase or sale of goods, whose objective is to meet its operational needs, with the use of derivative financial instruments. However, subject to the analysis of the business environment and the prospects for carrying out the Strategic Plan, the execution of an occasional hedging strategy with derivatives may be applicable.

a) Other commodity derivative transactions

Petrobras, using its assets, positions and proprietary and market knowledge from its operations in Brazil and abroad, seeks to capture market opportunities through the purchase and sale of oil and oil products, which can occasionally be optimized with the use of commodity derivative instruments to manage price risk in a safe and controlled manner.

27.3	Foreign exchange risk management

a) Cash Flow Hedge involving the Company’s future exports

The reference values, at present value, of the hedging instruments as of June 30, 2022, in addition to the expectation of reclassification to the statement of income of the balance of exchange variation accumulated in shareholders' equity in future periods, based on a rate of R$/US$ of 5.2380, are shown below:

				Present value of hedging instrument at 06.30.2022
Hedging Instrument	Hedged Transactions	Nature of the Risk	Maturity Date	US$ million	R$
Foreign exchange gains and losses on proportion of non-derivative financial instruments cash flows	Foreign exchange gains and losses of highly probable future monthly exports revenues	Foreign Currency – Real vs U.S. Dollar Spot Rate	From July/2022 to June/2032	64,626	338,509

52

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Changes in the present value of hedging instrument (principal and interest)	US$ million	R$
Amounts designated as of December 31, 2021	72,640	405,370
Additional hedging relationships designated, designations revoked and hedging instruments re-designated	6,162	32,036
Exports affecting the statement of income	(5,794)	(29,264)
Principal repayments / amortization	(8,382)	(42,533)
Foreign exchange variation	−	(27,100)
Amount on June 30, 2022	64,626	338,509
Nominal value of hedging instrument (finance debt and lease liability) on June 30, 2022	75,052	393,121

.

In the period from January to June 2022, an exchange loss of R$401 was recognized referring to the ineffectiveness in the exchange variation line (exchange gain of R$77 in the same period in 2021).

Future exports designated as hedged items in cash flow hedge relationships represent, on average, 62.77% of highly probable future exports.

The movement in exchange variation accumulated in other comprehensive income as of June 30, 2022, to be realized by future exports, is presented below:

	Exchange rate variation	Tax effect	Total
Balance at December 31, 2021	(123,622)	42.034	(81.588)
Recognized in Shareholders’ Equity	27,501	(9.350)	18.151
Reclassified to the statement of income - occurred exports	12,663	(4.306)	8.357
Balance at June 30, 2022	(83,458)	28.378	(55.080)

	Exchange rate variation	Tax effect	Total
Balance at December 31, 2020	(126,645)	43,062	(83,583)
Recognized in Shareholders’ Equity	12,193	(4,146)	8,047
Reclassified to the statement of income - occurred exports	12,427	(4,225)	8,202
Balance at June 30, 2021	(102,025)	34,691	(67,334)

Changes in expectations of realization of export prices and volumes in future reviews of business plans may determine the need for additional reclassifications of accumulated exchange variation in shareholders' equity to the statement of income. A sensitivity analysis with an average Brent oil price lower in US$ 10/barrel than considered in the last revision of the Strategic Plan 2022-2026, would not indicate the need to reclassify the exchange variation from the shareholders’ equity to the statement of income.

The annual expectation of realization of the exchange variation balance accumulated in shareholders' equity as of June 30, 2022 is shown below:

	Consolidated
	2022	2023	2024	2025	2026	2027	2028 to 2031	Total
Expected realization	(12,294)	(20,251)	(15,189)	(9,561)	(8,123)	(8,730)	(9,310)	(83,458)

b) Information on ongoing contracts

As of June 30, 2022, the company has swap contracts - IPCA x CDI and CDI x Dollar, in addition to swap - Pound Sterling x Dollar outstanding.

Swap contracts – IPCA x CDI and CDI x Dollar

Changes in future interest rate curves (CDI) may impact the company's results, depending on the market value of these swap contracts. The value of the shock on the curve was defined as a function of the average maturity term of the swaps, and is approximately 25% of the average term future rate. A sensitivity analysis of the future interest rate curves (CDI), by means of a parallel shock, keeping all other variables constant, would result in the impacts shown in the following table:

53

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Sensitivity analysis	Result
Constant increase of 300 basis points	(142)
Constant decrease of 300 basis points	237

c)Sensitivity analysis for foreign exchange risk on financial instruments

The scenario considered probable is referenced by an external source, Focus and Thomson Reuters, based on the exchange rate estimated for the close of the next quarter. In addition to the possible and remote scenarios that consider the appreciation of the quarterly closing exchange rate (risk) by 25% and 50%, respectively, except for the balances of assets and liabilities in foreign currency of foreign subsidiaries, when carried out in a currency equivalent to their respective functional currencies. These analyzes only cover the exchange variation and keep all other variables constant.

Financial Instruments	Exposure at 06.30.2022	Risk	Probable Scenario (*)	Reasonably possible scenario (∆ of 25%)	Remote Scenario (∆ of 50%)
Assets	23,352	Dollar / Real	53	5,838	11,676
Liabilities	(451,325)		(1,034)	(112,831)	(225,663)
Exchange rate - Cross currency swap	(3,008)		(7)	(752)	(1,504)
Cash flow hedge on exports	338,509		776	84,627	169,255
	(92,472)		(212)	(23,118)	(46,236)
Assets	16	Euro / Real	−	4	8
Liabilities	(669)		(4)	(167)	(335)
	(653)		(4)	(163)	(327)
Assets	4,903	Euro / Dollar	15	1,226	2,452
Liabilities	(9,790)		(31)	(2,448)	(4,895)
	(4,887)		(16)	(1,222)	(2,443)
Assets	10	Pound Sterling/ Real	−	3	5
Liabilities	(106)		(1)	(27)	(53)
	(96)		(1)	(24)	(48)
Assets	8,698	Pound Sterling/ Dollar	25	2,175	4,349
Liabilities	(17,113)		(49)	(4,278)	(8,557)
Exchange rate - Cross currency swap	6,527		19	1,632	3,264
	(1,888)		(5)	(471)	(944)
Total	(99,996)		(238)	(24,998)	(49,998)

(*) The probable scenarios were calculated considering the following variations for the risks: Real x Dollar - 0.23% devaluation of the real / Euro x Dollar - appreciation of the euro by 0.3% / Pound Sterling x Dollar - appreciation of the Pound Sterling by 0.29% / Real x Euro - devaluation of the real by 0.5% / Real x Pound Sterling - devaluation of the real by 0.5%. Source: Focus and Thomson Reuters.

27.4	Interest rate risk management

The company preferentially does not use derivative financial instruments to manage exposure to interest rate fluctuations, as they do not cause material impacts, except in specific situations presented by Petrobras subsidiaries.

The interest rate risk sensitivity analysis is performed for a 12-month horizon. The values referring to the possible and remote scenarios mean the total floating interest expense in the event of a variation of 25% and 50% in these interest rates, respectively, keeping all other variables constant.

The following table informs, in the probable scenario, the amount to be disbursed by Petrobras with the payment of interest related to debts with floating interest rate on June 30, 2022.

	Consolidated
Risk	Probable Scenario (*)	Reasonably possible scenario (∆ of 25%)	Remote Scenario (∆ of 50%)
LIBOR 3M	46	55	64
LIBOR 6M	2,770	3,158	3,545
CDI	723	904	1,085
TJLP	364	455	546
IPCA	464	580	696
	4,367	5,152	5,936
(*) The probable scenario was calculated considering the quotations of currencies and floating rates to which the debts are indexed.

54

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

27.5	Liquidity risk

The possibility of insufficient cash or other financial assets to settle obligations on the scheduled dates is managed by the company. In Petrobras' individual interim financial information for the period ended June 30, 2022, net working capital was negative, mainly due to transactions with subsidiaries, as per explanatory note 28. In the same period, considering the integrated cash view, the net working capital was positive in the consolidated interim financial information.

The company regularly assesses market conditions and may carry out repurchase transactions for its securities or those of its subsidiaries in the international capital markets, through various means, including repurchase offers, securities redemptions and/or open market operations, provided that they are in line with the company's liability management strategy, which aims to improve the amortization profile and the cost of debt.

28	Related-party transactions

The company has a policy on Transactions with Related Parties that is reviewed and approved annually by the Board of Directors, as provided for in Petrobras' Bylaws.

The policy also aims to ensure adequate and diligent decision-making by the company's management.

28.1	Commercial transactions per operation with investees (Parent Company)

	06.30.2022			12.31.2021
	Current	Non-current	Total	Current	Non-current	Total
Assets
Trade and other receivables
Trade and other receivables, mainly from sales	16,020	−	16,020	13,451	−	13,451
Dividends receivable	49	−	49	175	−	175
Amounts related to construction of gas pipeline	−	791	791	−	727	727
Other operations	694	316	1,010	736	332	1,068
Advances to suppliers	586	1,052	1,638	594	1,163	1,757
Total	17,349	2,159	19,508	14,956	2,222	17,178
Liabilities
Lease liabilities (*)	(2,357)	(5,101)	(7,458)	(2,689)	(5,860)	(8,549)
Prepayment of exports	(84,922)	(223,408)	(308,330)	(87,387)	(272,855)	(360,242)
Accounts payable to suppliers	(13,209)	−	(13,209)	(8,707)	−	(8,707)
Purchases of crude oil, oil products and others	(11,191)	−	(11,191)	(4,800)	−	(4,800)
Affreightment of platforms	(516)	−	(516)	(854)	−	(854)
Advances from clientes	(1,494)	−	(1,494)	(3,035)	−	(3,035)
Other operations	(8)	−	(8)	(18)	−	(18)
Total	(100,488)	(228,509)	(328,997)	(98,783)	(278,715)	(377,498)

(*) Includes amounts referring to lease and sub-lease transactions between investees required by IFRS 16 / CPC 06 (R1) - Leases.

	2022		2021
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Result
Revenues, mainly sales revenues	43,137	82,520	60,682	112,078
Foreign exchange and inflation indexation charges, net (**)	(12,450)	(6,441)	10,033	(8,032)
Finance income (expenses), net (**)	(5,411)	(10,635)	(5,435)	(11,184)
Total	25,276	65,444	65,280	92,862
(**) Includes the amounts of R$158 of active exchange variation and R$302 of financial expenses referring to leases and subleases required by IFRS 16 / CPC 06 (R1) (R$77 of active exchange variation and R$ 206 of financial expense for the period from January to June 2021).

28.2	Non-standardized credit rights investment fund (FIDC-NP)

The parent company maintains funds invested in the FIDC-NP that are mainly used for the acquisition of performing and / or non-performing credit rights for operations carried out by affiliates. The amounts invested are recorded in accounts receivable.

Assignments of credit rights, performed and not performed, are recorded as financing in current liabilities.

	Parent Company
	06.30.2022	12.31.2021
Accounts receivable, net	80,779	59,651
Credit rights assignments	(58,527)	(58,545)

55

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	2022		2021
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Financial Income FIDC-NP	2,281	3,331	283	383
Financial Expenses FIDC-NP	(1,269)	(2,015)	(222)	(320)
Net finance income (expense)	1,012	1,316	61	63

28.3	Guarantees

Petrobras has the procedure of granting guarantees to its equity interests for certain financial operations carried out in Brazil and abroad. As a result of the strategy of early settlement of debts during the year, the financial operations carried out by these equity interests and guaranteed by Petrobras present a balance of R$ 124,636 to be settled on June 30, 2022 (R$ 153,611 on December 31, 2021).

The guarantees offered by Petrobras, mainly personal, non-remunerated, are based on contractual clauses that support financial transactions between subsidiaries/controlled companies and third parties, guaranteeing the assumption of compliance with a third party's obligation, if the original debtor fails to do so.

28.4	Transactions with joint ventures, associates, government entities and pension plans

The company does, and expects to continue to do, business in the normal course of various transactions with its joint ventures, affiliates, pension funds, as well as with its controlling shareholder, the Brazilian federal government, which includes transactions with banks and other entities under its control, such as financing and banking services, asset management and others.

Significant transactions resulted in the following balances:

		Consolidated
	06.30.2022		12.31.2021
	Asset	Liability	Asset	Liability
Joint ventures and associates
State-controlled gas distributors (joint ventures)	1,076	269	1,422	237
Petrochemical companies (associates)	11	50	144	67
Other associates and joint ventures	503	6	586	66
Subtotal	1,590	325	2,152	370
Brazilian government
Government bonds	9,257	−	8,069	−
Banks controlled by the Brazilian Government	51,461	8,440	46,970	7,073
Petroleum and alcohol account - receivables from the Brazilian Government	3,051	−	2,822	−
Brazilian Government (dividends)	−	6,949	−	−
Others	265	280	161	305
Subtotal	64,034	15,669	58,022	7,378
Pension plans	301	168	282	338
Total	65,925	16,162	60,456	8,086
Current assets	14,025	10,679	11,777	1,760
Non-current assets	51,900	5,483	48,679	6,326

The effect on the result of significant transactions is presented below:

56

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

		Consolidated
	2022		2021
	Apr-Jun	Jan-Jun	Apr-Jun	Jan-Jun
Joint ventures and associates
Petrobras Distribuidora (BR), currently Vibra Energia	−	−	22,740	40,892
Natural Gas Transportation Companies	−	−	(311)	(1,656)
State-controlled gas distributors (joint ventures)	3,062	6,064	3,096	5,557
Petrochemical companies (associates)	6,561	12,443	4,350	8,560
Other associates and joint ventures	301	454	407	641
Subtotal	9,924	18,961	30,282	53,994
Brazilian government
Government bonds	249	469	67	104
Banks controlled by the Brazilian Government	(251)	(142)	(161)	(508)
Receivables from the Electricity sector	−	−	513	596
Petroleum and alcohol account - receivables from the Brazilian Government	132	229	59	122
Brazilian Government (dividends)	(381)	(381)	(20)	(20)
Empresa Brasileira de Administração de Petróleo e Gás Natural – Pré-Sal Petróleo S.A. – PPSA	(651)	(854)	(193)	(362)
Others	(80)	(19)	(228)	(174)
Subtotal	(982)	(698)	37	(242)
Total	8,942	18,263	30,319	53,752

Revenues, mainly sales revenues	9,940	19,252	31,058	57,018
Purchases and services	7	29	(561)	(2,644)
Operating income and expense	(768)	(1,231)	(553)	(788)
Foreign exchange and inflation indexation charges, net	(214)	(149)	(29)	(248)
Finance income (expenses), net	(23)	362	404	414
Total	8,942	18,263	30,319	53,752

Liabilities with pension plans of the company's employees and managed by Fundação Petros, which include debt instruments, are presented in note 12.

28.5	Compensation of key management personnel

The total remuneration of the members of the Board of Directors and Executive Board of Petrobras Holding are based on the guidelines established by the Secretariat for Coordination and Governance of State Companies - SEST, of the Ministry of Economy, and by the Ministry of Mines and Energy and are presented as follows:

Parent Company

	Jan-Jun/2022			Jan-Jun/2021
	Officers	Board Members	Total	Officers	Board Members	Total
Wages and short-term benefits	7.0	0.2	7.2	7.1	0.4	7.5
Social security and other employee-related taxes	2.0	−	2.0	1.8	0.1	1.9
Post-employment benefits (pension plan)	0.6	−	0.6	0.5	−	0.5
Benefits due to termination of tenure	0.6	−	0.6	1.4	−	1.4
Total compensation recognized in the statement of income	10.2	0.2	10.4	10.8	0.5	11.3
Total compensation paid (*)	20.4	0.2	20.6	21.0	0.5	21.5
Average number of members in the period (**)	9.00	11.00	20.00	9.00	10.33	19.33
Average number of paid members in the period (***)	9.00	2.83	11.83	9.00	5.00	14.00

(*) Includes the PPP for Administrators in the Executive Board. (**) Monthly average number of members.
(***) Monthly average number of paid members.

In the period from January to June 2022, the consolidated expense with the total compensation of the company's officers and directors totaled R$ 29.56 (R$ 33.29 in the period from January to June 2021).

On April 13, 2022, the Annual Shareholders' Meeting set the compensation of managers (Executive Board and Board of Directors) at up to R$ 39.59 as the global limit of compensation to be paid in the period between April 2022 and March 2023.

The compensation of the members of the Advisory Committees to the Board of Directors must be considered apart from the global compensation limit set for the managers, that is, the amounts received are not classified as compensation for the managers.

The members of the Board of Directors who participate in the Statutory Audit Committees waive the remuneration of the Board of Directors, as established in art. 38, § 8 of Decree No. 8,945, of December 27, 2016, and they were entitled to a total remuneration of R$ 1,721.4 thousand in the period from January to June 2022 (R$ 2,065.6 thousand, considering the social charges). In the period from January to June 2021, the remuneration accrued in the period was R$ 1,315.8 thousand (R$ 1,559.6 thousand, considering social charges).

57

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

29	Supplemental information on statement of cash flows
	Consolidated
	2022	2021
	Jan-Jun	Jan-Jun
Amounts paid/received during the period
Withholding income tax paid on behalf of third-parties	3,023	2,078
Transactions that does not involve cash
Acquisition of property, plant and equipment on term	95	−
Lease	15,906	5,860
Provision/(reversals) for decommissioning costs	54	(7)
Use of tax credits and judicial deposits to pay the contingency	5,819	2
Remeasurement of property, plant and equipment acquired in previous periods	189	−

The final balance of cash and cash equivalents, in the statement of cash flows, includes amounts related to assets held for sale, as shown in the reconciliation below:

	Consolidated
	2022	2021
	Jan-Jun	Jan-Jun
Balance reconciliation at the beginning of the period
Balance of cash and cash equivalents on the statement of financial position	58,410	60,856
Cash and cash equivalents classified as assets held for sale	72	74
Cash and cash equivalents in the Statement of Cash Flow - Opening balance	58,482	60,930
Balance reconciliation at the end of the period
Balance of cash and cash equivalents on the statement of financial position	85,311	49,126
Cash and cash equivalents classified as assets held for sale	37	4
Cash and cash equivalents in the Statement of Cash Flow - Closing Balance	85,348	49,130

30	Subsequent events

Agreement with the ANP on royalties on shale oil

On July 1st, 2022, Petrobras signed an agreement in the amount of R$ 601 with the National Agency of Petroleum, Natural Gas and Biofuels (ANP), approved by the Executive Board and the Board of Directors of Petrobras in October 2021, related to the collection of royalties on the operation of the Shale Industrialization Unit (SIX), located in São Mateus do Sul / PR, as well as a concession agreement to regulate the exploration and production of oil and gas from shale at SIX. The disbursement will be made in an installment of R$ 150 and the remaining balance in 60 monthly installments.

The effectiveness of the agreement is subject to its judicial approval, so that, with said approval, all legal and administrative proceedings related to the collection of royalties and administrative fines arising from the mining of shale at SIX will be terminated.

The amount of the agreement was provisioned in Petrobras' financial statements for the year ended December 31, 2021.

Sale of Deten

On July 5, 2022, Petrobras ended the disposal of its entire interest (27.88%) in Deten Química S.A (Deten). After the fulfillment of all the conditions precedent, the operation was concluded with the receipt of R$ 514, which reflects the purchase price adjusted according to monetary restatement, dividends received and deduction of the amount of the deposit received at the signing of the purchase agreement and sale of shares.

Information on the agreement signed in April 2022 is described in Note 22 - Sales of Assets and Other Corporate Restructuring. The result of the operation will be recognized in the third quarter of 2022.

Loan linked to sustainability

On July 8, 2022, the company signed with Bank of China, MUFG and The Bank of Nova Scotia a credit line with sustainability commitments (Sustainability-Linked Loan - SLL), in the amount of US$ 1.25 billion and expiring in July 2027. The contract includes incentive mechanisms for achieving sustainability commitments, based on the corporate performance indicators of E&P's greenhouse gas (GHG) intensity, GHG intensity in refining and methane in E&P. The withdrawal was carried out by the company in July 2022.

Sale of Gaspetro

On July 11, 2022, Petrobras ended the sale of 51% of Petrobras Gás S.A. (Gaspetro) to Compass Gás e Energia S.A. (Compass). The transaction was concluded for the amount of R$2,097, fully settled on the date.

The result of the operation will be recognized in the third quarter of 2022.

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NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Repurchase of securities

On July 15, 2022, Petrobras concluded the offer to repurchase global bonds, with maturities between 2024 and 2115, carried out by its wholly-owned subsidiary Petrobras Global Finance B.V. (PGF). The total amount offered by investors, excluding capitalized and unpaid interest, was US$ 854 million. The total amount paid to these investors was US$791 million, considering the prices offered by Petrobras and excluding capitalized interest up to the settlement date.

Term of Conduct Adjustment with ANP

On July 27, 2022, Petrobras approved the execution, with the ANP, of a Term of Conduct Adjustment to offset local content fines related to 22 concessions in which Petrobras has a 100% interest, located in the basins Barreirinhas, Campos, Espírito Santo, Parecis, Potiguar, Recôncavo, Santos, Sergipe-Alagoas and Solimões.

The Term of Conduct Adjustment provides for the conversion of fines into investment commitments in Exploration and Production with local content. Under the terms of the agreement, Petrobras is committed to investing approximately R$1 billion in local content by December 31, 2026. With this, all administrative proceedings related to the collection of fines arising from non-compliance with local content in these concessions will be terminated, resulting in a reduction in the liability of R$639 in the interim financial information as of June 30, 2022.

Remuneration to Shareholders

On July 28, 2022, the Board of Directors approved the distribution of remuneration to shareholders in the total amount of R$ 87,814 (R$ 6.732003 per preferred share and common share outstanding), based on the interim net income of the period from April to June 2022 and by use of a portion of the profit retention reserve account, as shown in the following table:

	Remuneration to shareholders
	Date of shareholder position	Amount per common and preferred share (R$)	Amount
Interim dividends	08.11.2022	3.482049	45,421
Interim interest on capital	08.11.2022	0.427141	5,572
Total prepayments based on the statement of shareholder position as of 06.30.2022		3.909190	50,993
Interim dividends using a portion of the profit retention reserve	08.11.2022	2.822813	36,821
Total of remuneration to shareholders		6.732003	87,814
Outstanding preferred shares		6.732003	37,713
Outstanding common shares		6.732003	50,101

These dividends and interest on capital will be paid in two equal installments of R$ 43,907, on August 31, 2022 and September 20, 2022, being deducted from the remuneration that will be distributed to shareholders at the end of the year 2022. The amount will be monetarily restated, according to the variation of the Selic rate, from the date of effective payment until the end of said fiscal year.

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NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

31.	Correlation between the explanatory notes of December 31, 2021 and the ones of June 30, 2022
	Number of notes
Notes to the Financial Statements	Annual for 2021	Quarterly information for 2Q-22
Basis of preparation and presentation of financial statements	2	1
Summary of significant accounting policies	3	2
Cash and cash equivalents and Marketable securities	7	3
Sales revenues	8	4
Costs and Expenses by nature	9	5
Other income and expenses	10	6
Net finance income (expense)	11	7
Segment information – Statement of Income	12	8
Trade and other receivables	13	9
Inventories	14	10
Taxes	16	11
Employee benefits (Post-Employment)	17	12
Provisions for legal proceedings	18	13
Provision for decommissioning costs	19	14
Property, plant and equipment	23	15
Intangible assets	24	16
Impairment	25	17
Exploration and evaluation of oil and gas reserves	26	18
Collateral for crude oil exploration concession agreements	27	19
Investments	29	20
Segment information – Asset	30	21
Disposal of Assets and other changes in organizational structure	31	22
Finance debt	32	23
Leases	33	24
Equity	34	25
Fair value of financial assets and liabilities	35	26
Risk management	36	27
Related-party transactions	37	28
Supplemental information on statement of cash flows	38	29
Subsequent events	39	30

The notes to the annual report 2021, which were suppressed in the interim financial statements of June 30, 2022 because they do not have significant changes and / or may not be applicable to interim financial information, are:

Notes to the Financial Statements	Number of notes
The Company and its operations	1
Accounting estimates	4
New standards and interpretations	5
Capital management	6
Trade payables	15
Other assets and liabilities	20
“Lava Jato Operation” and the reflects on the Company	21
Commitment to purchase natural gas	22
Partnerships in exploration and production activities	28

60

STATEMENT OF DIRECTORS ON INTERIM ACCOUNTING INFORMATION AND REPORT ON THE REVIEW OF QUARTERLY INFORMATION

PETROBRAS

In compliance with the provisions of items V and VI of article 25 of CVM Instruction 480, of December 7, 2009, the chief executive officer and directors of Petróleo Brasileiro S.A. - Petrobras, a publicly-held corporation, headquartered at Avenida República do Chile, 65, Rio de Janeiro, RJ, registered with the CNPJ under nº 33.000.167 / 0001-01, declare that the financial statements were prepared in accordance with the law or the bylaws and that:

(i)reviewed, discussed and agreed with the Interim Financial Statements of Petrobras for the period ended on June 30, 2022;

(ii) reviewed, discussed and agreed with the conclusions expressed in the report of KPMG Auditores Independentes Ltda., regarding the Interim Financial Statements of Petrobras for the period ended on June 30, 2022.

Rio de Janeiro, July 28, 2022.

Caio Mário Paes de Andrade	Rafael Chaves Santos
Chief Executive Officer	Chief Institutional Relations and Sustainability Executive Officer

Cláudio Rogério Linassi Mastella	Rodrigo Araujo Alves
Chief Commercialization and Logistics Executive Officer	Chief Financial and Investor Relations Executive Officer

Fernando Assumpção Borges	Rodrigo Costa Lima e Silva
Chief Exploration and Production Executive Officer	Chief Refining and Natural Gas Executive Officer

João Henrique Rittershaussen	Salvador Dahan
Chief Production Development Executive Officer	Chief Governance and Compliance Executive Officer

Juliano de Carvalho Dantas
Chief Digital Transformation and Innovation Executive Officer

61

KPMG Auditores Independentes Ltda.

Rua do Passeio, 38 - Setor 2 - 17º andar - Centro

20021-290 - Rio de Janeiro/RJ - Brasil

Caixa Postal 2888 - CEP 20001-970 - Rio de Janeiro/RJ - Brasil

Telefone +55 (21) 2207-9400

kpmg.com.br

Report on the review of quarterly information - ITR

(A free translation of the original report in Portuguese, as filed with the Brazilian Securities Commission - CVM, prepared in accordance with the Technical Pronouncement CPC 21 (R1) - Interim Financial Reporting and the international standard IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board - IASB)

To the Board of Directors and Shareholders of

Petróleo Brasileiro S.A. - Petrobras

Rio de Janeiro - RJ

Introduction

We have reviewed the individual and consolidated interim financial information of Petróleo Brasileiro S.A. - Petrobras (“the Company”), identified as Parent Company and Consolidated, respectively, included in the quarterly information form - ITR for the quarter ended June 30, 2022, which comprises the statement of financial position as of June 30, 2022 and the respective statements of income and comprehensive income for the three and six-months periods then ended, and statements of changes in shareholders' equity and of cash flows for the six-months period then ended, including the explanatory notes.

Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with the CPC 21 (R1) – Interim Financial Reporting and the IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, such as for the presentation of these information in accordance with the standards issued by the Brazilian Securities Commission - CVM, applicable to the preparation of quarterly information - ITR. Our responsibility is to express our conclusion on this interim financial information based on our review.

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.	KPMG Auditores Independentes Ltda., a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

62

Scope of the review

We conducted our review in accordance with Brazilian and international standards on reviews of interim financial information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the auditing standards and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34, issued by the IASB, applicable to the preparation of Quarterly Information - ITR, and presented in accordance with the standards issued by the Brazilian Securities Commission.

Other matters - Statements of added value

The individual and consolidated interim financial information referred to above includes the individual and consolidated statements of added value (DVA) for the six-month period ended at June 30, 2022, prepared under responsibility of Company’s management, and presented as supplementary information for IAS 34 purposes. These statements were submitted to review procedures carried out together with the review of the Company’s interim financial information to conclude that they are reconciled with interim financial information and accounting records, as applicable, and its form and content are in accordance with the criteria defined in CPC 09 - Statement of Added Value. Based on our review, nothing has come to our attention that causes us to believe that those statements were not prepared, in all material respects, in accordance with the criteria set forth in this Standard with respect to the individual and consolidated interim financial information taken as a whole.

Rio de Janeiro, July 28, 2022

KPMG Auditores Independentes Ltda.

CRC SP-014428/O-6 F-RJ

(Original report in Portuguese signed by)

Ulysses M. Duarte Magalhães

Accountant CRC RJ-092095/O-8

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited, uma empresa inglesa privada de responsabilidade limitada.	KPMG Auditores Independentes Ltda., a Brazilian limited liability company and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer